Registration No. 333-138002
Filed pursuant to Rule 424(b)(1)

Prospectus supplement to prospectus dated October 31, 2006

Color Kinetics Incorporated

3,609,000 Shares
Common Stock

This is a public offering of shares of common stock of Color Kinetics Incorporated. We are offering 2,000,000 shares of our common stock. Selling stockholders are offering an additional 1,609,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Our common stock is traded on the Nasdaq Global Market under the symbol “CLRK.” On November 9, 2006, the last reported sale price of our common stock was $19.65 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page S-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$19.000	$68,571,000
Underwriting discounts and commissions	$1.045	$3,771,405
Proceeds, before expenses, to Color Kinetics Incorporated	$17.955	$35,910,000
Proceeds, before expenses, to the selling stockholders	$17.955	$28,889,595

Certain selling stockholders have granted the underwriters the right to purchase up to 541,350 additional shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares of our common stock to investors in New York, New York on November 15, 2006.

Deutsche Bank Securities	CIBC World Markets
      (Sole Book-Running Manager)

ThinkEquity Partners LLC	Canaccord Adams

The date of this prospectus supplement is November 10, 2006.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement constitute statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “estimates,” “believes,” “contemplates,” “predicts,” “projects,” “continue” and other similar expressions identify forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus supplement. These statements appear in a number of places throughout this prospectus supplement and the documents incorporated by reference in this prospectus supplement and include, but are not limited to, statements regarding our intentions, beliefs, capital expenditure plans, technological upgrades, current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, plans, investments, strategies and the industries in which we operate.

Please see the section titled “Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. All forward-looking statements included in this prospectus supplement are based on information available to us as of the date of this prospectus supplement, and we assume no obligation to update these forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including “Risk Factors” and our Annual Report on Form 10-K for the year ended December 31, 2005, before making an investment decision.

Our Business

Overview

We design, sell and market LED lighting systems and related OEM components and license our intellectual property. Our LED lighting systems use semiconductor devices known as light emitting diodes, or LEDs, as the light source. The performance, efficiency and cost of LEDs have been improving rapidly, enabling them to displace traditional light sources, such as incandescent and halogen lamps and neon lighting, in many applications. Using proprietary digital control methods (including our patented Chromacore, Chromasic and Powercore technologies) our intelligent LED lighting systems enable customers to create dramatic lighting effects, provide cost savings and achieve other practical benefits such as color temperature control not attainable with traditional lighting technology. We also provide simplified LED lighting systems, such as dimmable color and white light systems, that do not use our Chromacore or Chromasic technologies, but that use other elements of our proprietary technologies.

Since our founding in September 1997, we have invested substantially in research and development in a number of disciplines related to LED lighting, including thermal and optical engineering, analog and digital circuit design, power conversion, network architectures, control software and user interfaces. As a result of this process of continuous innovation, we have developed a broad range of products, services and technologies and have a patent portfolio with 53 issued patents and approximately 150 patent applications pending at September 30, 2006. We also have an extensive pipeline of new technologies under development. Our patents and patent applications apply to many aspects of LED lighting technology, and also apply to many methods of implementing LED lighting in a wide variety of markets and applications.

We incorporate our proprietary technologies in a wide range of products, including LED lighting modules and fixtures, digital controllers, and software for creating and controlling lighting effects, supported by related hardware and accessories. We offer our products for sale as individual components, or as complete, integrated lighting systems that include all the elements necessary to create and operate LED lighting installations for many types of interior and exterior applications. We sell LED lighting modules incorporating our proprietary technologies to lighting manufacturers and others on an OEM basis, enabling them to bring the benefits of our technologies rapidly to market. We also license our technologies on a royalty-bearing basis.

We draw upon our domain expertise in LEDs, LED binning, electrical, optical, systems, mechanical and thermal engineering, power conversion, LED control, and application software to provide applications engineering, integration and technical support services to assist our customers in specifying, installing and operating our systems. We also have substantial expertise relating to supply chain management and the manufacture of our products, including proprietary manufacturing processes that we license to our suppliers. We do not manufacture LEDs. We purchase LEDs and other critical components that are used in our systems from major semiconductor manufacturers, and we outsource the manufacture of our products to contract manufacturers, primarily in Asia.

We currently operate in two principal lines of business:

•	Lighting Systems: We offer intelligent LED lighting systems sold under the Color Kinetics brand for installation in lighting projects where their use has typically been specified by a designer or architect. We also sell simplified LED lighting systems for broader categories of the lighting market.

•	OEM and Licensing: We offer a standard line of LED lighting modules, custom and basic components and other products that can be incorporated by manufacturers in products sold under their own brands. We also license our technologies.

To date, we have targeted our sales and marketing primarily in high performance color lighting markets, such as architectural, retail, hospitality, and entertainment lighting. In these markets, our customers value the flexibility, performance and control that our intelligent LED lighting systems offer. As the performance and cost-effectiveness of LEDs, particularly white light LEDs, continue to improve, we believe that LED lighting will increasingly displace traditional lighting technology in general illumination applications.

We currently offer two families of white light products: essentialWhite and intelliWhite. Our essentialWhite line of products is a relatively inexpensive offering providing a dimmable white light output at a fixed color temperature using our proprietary technologies. Our intelliWhite line of products is a higher-end offering that, in addition to providing dimmability, provides variable color temperature of white light using our proprietary Chromacore and Chromasic technology. To date, we have not derived substantial revenues from sales of our white light products. However, we will continue to devote substantial resources to the development of new and enhanced white light products. During 2007, we intend to add a new business unit that will focus exclusively on the white light specialty and general lighting market.

Recent Results

Our total revenues have increased from $28.8 million in 2003 to $40.2 million in 2004 and $52.9 million in 2005. After recording a net loss of $727,000 in 2003, we recorded net income of $2.4 million in 2004, increasing to $4.3 million in 2005. For the nine months ended September 2006, our total revenues were $47.3 million, compared with $38.4 million in the corresponding period of 2005. Our net income for the nine months ended September 30, 2006 was $1.7 million, compared with $3.0 million in the corresponding period of 2005. Our results of operations for the nine months ended September 30, 2006 reflect $1.8 million of stock-based compensation expense, as a result of our adoption of Statement of Financial Accounting Standards No. 123(R) on January 1, 2006.

Industry Background

Since the invention of the transistor in the mid-twentieth century, solid-state semiconductor devices have revolutionized many industries such as radio, television, telecommunications and computing. As digital technology has replaced mechanical controls, vacuum tubes and analog signal processing, existing devices have been made cheaper and more useful. We believe that the lighting industry, which has not substantially changed its basic technology since electric light bulbs replaced gas lamps more than a century ago, is embarking upon a similar transformation, as conventional light sources are replaced by digitally controlled solid state devices.

We believe that LED lighting, in which semiconductors replace incandescent or fluorescent lamps as the light source, has the potential to transform the lighting industry. LED lighting is displacing traditional lighting technologies in existing applications and innovative new LED lighting products may create entirely new market segments and applications.

The adoption of LED lighting is being driven by continuing improvements in the performance and cost-effectiveness of LEDs, and by their significant functional advantages in comparison with traditional lighting technology. These advantages include:

•	greater efficiency and lower power consumption;

•	greater reliability and longer life;

•	better color characteristics; and

•	digital control.

These attributes of LED lighting that have made it attractive to customers in the high performance color lighting markets are also potentially valuable in both specialty white and general white lighting applications.

In general lighting applications, white light is used for utility, i.e., for illumination of areas and tasks rather than for visual impact. Further improvements in the initial cost and performance of white light LEDs will be necessary before LED lighting can be widely adopted as a source of white light for general illumination purposes. We believe that competition among LED manufacturers will overcome many of these technical obstacles, and that advancing white light LED technologies and customer demand for new uses of light will create opportunities for application of our LED lighting technologies in segments of the general lighting market.

Adoption of LED lighting technology in applications requiring white light for general illumination is in its early stages, and it is unlikely that in the near term products designed for the general lighting market will account for a substantial portion of our revenues. However, we believe that, with our proprietary technologies, industry expertise and proven products and track record, we are well positioned to take advantage of emerging opportunities to penetrate segments of the specialty white and large general white lighting market with our LED lighting technologies.

Our Competitive Strengths

We believe that as we address these opportunities, we have a number of key competitive strengths:

•	Breadth of Our LED Lighting Solutions. We know of no other vendor that offers a line of LED lighting products and services as broad as ours and that can match our ability to deliver lighting systems that integrate all the components necessary to design, install and operate sophisticated LED lighting for a wide range of applications.

•	Reliability and Ease of Use. Our LED lighting systems are designed to be easy for customers to specify, install and use. Our systems have been installed in thousands of user sites around the world. Due to their mature design, our rigorous quality control processes, and our experience from thousands of installations, our systems are reliable and field proven.

•	Ability to Develop and Commercialize New Technologies. We bring to market innovative products that meet the specific needs of our customers. In the last 18 months we have introduced a substantial number of next generation products and technologies, as well as enhanced versions of our existing products, providing features and performance designed to address the particular requirements of customers in our target markets.

•	Depth of Technical and Industry Expertise. We have developed extensive know-how in many disciplines related to the effective use of LEDs in lighting applications and knowledge of the specialized requirements of customers in specific vertical markets. This expertise, and our relationships with prominent lighting designers and other industry participants, assist us in developing and bringing to market products that respond to the evolving needs of the marketplace.

Our Strategy

We seek to be the leading provider of intelligent LED lighting systems and technologies. Key elements of our strategy include:

•	Extend Technology Leadership and Intellectual Property Position. We will seek to use our experience in designing and manufacturing LED lighting systems, our digital control technologies and our intellectual property portfolio both to extend our competitive advantage in the high performance color lighting markets we presently serve and to enter new markets. Our objective is to have our digital control technologies become the de facto standard for LED lighting.

•	Leverage Core Technologies to Expand Product Offering. We intend to continue to expand our product line by adding new categories of lighting devices, enhanced digital control and authoring capabilities and new value-added services, with the goal of providing our customers with the most complete solution to their LED lighting requirements, whether simple or complex.

•	Expand OEM and Licensing Businesses. We seek to develop additional OEM and licensing relationships with leading companies inside and outside the lighting industry, to expand our market reach into segments beyond those we directly target, increase our total revenues and improve our profit margins.

•	Broaden Our Sales and Distribution Channels. We intend to continue to increase the scale and geographic coverage of our direct sales and indirect sales organizations, particularly in international markets. We also intend to continue to broaden our distribution channels to reach new markets, such as the higher volume, lower cost non-specification market, that are not currently served by our direct sales force.

•	Accelerate Efforts to Penetrate the White Light Market. We believe that as LED manufacturers continue to improve the performance and lower the cost of white light LEDs, customers will increasingly appreciate the practical and aesthetic benefits of white light LED lighting systems. We will continue to devote substantial resources to the development of new and enhanced white light products and technologies and intend during 2007 to establish a new business unit that will focus exclusively on the white light specialty and general illumination markets.

Our Intellectual Property Strategy

We have a market-driven intellectual property strategy, intended to establish a strong patent position in each of three areas: the color architectural lighting market; other high performance markets for color lighting applications; and the general white light market. We also have a technology-driven intellectual property strategy, focused on obtaining patents that cover our innovations at all levels, ranging from core technology and products to high-level control systems, complete lighting systems, applications and methods of use.

Since our inception, we have sought to build a patent portfolio that would protect our core business and provide high-value licensing potential. In our licensing efforts we seek to negotiate royalty rates that reflect the value of our technologies and know-how and our patent position, as well as competitive conditions within the relevant market.

We believe that our patents in color LED lighting systems and the applicability of many of those innovations in the white light market provide us with an opportunity to take a leadership position in intellectual property for the intelligently controlled white light market.

Corporate Information

We were incorporated in Delaware in 1997. Our principal executive offices are located at 10 Milk Street, Suite 1100, Boston, Massachusetts 02108, and our telephone number is (617) 423-9999. Our website is located at www.colorkinetics.com. Information contained on our website is not incorporated by reference into this prospectus supplement, and you should not consider information contained on our website to be part of this prospectus supplement or in deciding whether to purchase shares of our common stock.

The Offering

Common stock offered by Color Kinetics Incorporated	2,000,000 shares

Common stock offered by the selling stockholders	1,609,000 shares

Common stock to be outstanding after this offering	21,189,405 shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes, including possible acquisitions of assets or businesses, increased research and development, product development and marketing expenses related to the expansion of our product line, including new “white light” products and capital expenditures. We will not receive any proceeds from the shares sold by the selling stockholders. See the section titled “Use of Proceeds.”

Dividend Policy	We intend to retain all future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on our common stock.

Nasdaq Global Market symbol	CLRK

The number of shares of common stock to be outstanding after this offering is based on 18,639,202 shares outstanding as of October 25, 2006, the 2,000,000 shares to be sold by us in the offering, and an additional 550,203 shares of common stock that will be issued upon the exercise of outstanding options and warrants to purchase our common stock that we expect to be exercised by selling stockholders in connection with this offering. The number of shares of common stock to be outstanding after this offering number does not include:

•	an additional 2,585,665 shares of our common stock subject to options and warrants outstanding at October 25, 2006 with a weighted average exercise price of approximately $10.64 per share; and

•	1,431,889 shares of our common stock reserved for future issuance under our stock plans.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the over-allotment option by the underwriters.

Summary Consolidated Financial Data

We derived the summary consolidated statement of income and balance sheet data as of and for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 incorporated by reference in this prospectus supplement. We derived the summary consolidated statement of income and balance sheet data as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the Three Months Ended September 30, 2006 incorporated by reference in this prospectus supplement. You should read this summary consolidated financial data with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. These operating results are not necessarily indicative of our operating results for any future period.

	Twelve Months Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share data)

Statement of Operations Data:
Revenue	$28,849	$40,150	$52,907	$38,427	$47,262
Income (loss) from operations	(777)	1,531	2,485	1,714	(195)
Net income (loss)	(727)	2,383	4,332	2,971	1,689
Earnings per share:
Basic			$0.24	$0.16	$0.09
Diluted			$0.22	$0.15	$0.08

	As of			As of
	December 31,			September 30,
	2003	2004	2005	2006
	(in thousands)

Balance Sheet Data:
Cash and equivalents and investments	$5,686	$55,220	$57,169	$59,637
Total assets	18,117	70,207	76,739	83,964
Long-term obligations	1,034	628	243	—
Redeemable convertible preferred stock (1)	47,999	—	—	—
Stockholders’ equity (deficiency)	(35,920)	63,017	69,502	74,138

(1)	All shares of our redeemable convertible preferred stock were converted to common stock in connection with our initial public offering in June 2004.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, before deciding whether to purchase shares of our common stock.

If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Related to Our Business

If LED lighting in general, and our intelligent LED lighting systems in particular, do not achieve greater market acceptance, prospects for our growth and profitability may be limited.

Our future success depends on increased market acceptance of LED lighting generally, and of our intelligent LED lighting systems in particular. Potential customers for LED lighting systems may be reluctant to adopt LED lighting as an alternative to traditional lighting technology because of its higher initial cost and relatively low light output in comparison with the most powerful traditional lighting devices, or because of perceived risks relating to its novelty, complexity, reliability and quality, usefulness and cost-effectiveness when compared to other lighting sources available in the market. These factors, along with others discussed below, could also adversely affect demand for our intelligent and simplified white light products. If acceptance of LED lighting in general, and of our intelligent LED lighting systems in particular, do not continue to grow, then opportunities to increase our revenues and operate profitably may be limited.

If advances in LED technology do not continue, we may be unable to increase our penetration of our existing markets or expand into new markets.

We do not design or manufacture LEDs. Our ability to continue penetrating our existing markets and to expand into new markets depends on continued advancements in the design and manufacture by others of LEDs. In the high performance color lighting markets that we currently serve, we rely on continued improvements in the brightness, efficiency and initial cost of color LEDs, particularly high brightness red, green and blue LEDs. In the white light market, we depend on improvements in the above factors and also in the color characteristics and source life of high brightness white LEDs. The continued development of LED technologies depends on other companies’ research and is out of our control. If advancements in LED technologies occur at a slower pace than we anticipate, or fail to occur at all, we may be unable to penetrate additional markets, our revenues will be significantly reduced, and our future prospects for success may be harmed.

If we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenues and profits may be harmed.

To be successful, we will need to keep pace with rapid changes in LED technology, changing customer requirements, new product introductions by competitors and evolving industry standards, any of which could render our existing products obsolete if we fail to respond in a timely manner. Development of new products incorporating advanced technology is a complex process subject to numerous uncertainties. We have in the past experienced, and could in the future experience, delays in introduction of new products. If new LED lighting devices are introduced that can be controlled by methods not covered by our proprietary technologies, or if effective new sources of light other than LED devices are discovered, our current products and technologies could become less competitive or obsolete. If others develop innovative proprietary lighting technology that is superior to ours, or if we fail to accurately anticipate technology and market trends and respond on a timely basis with our own innovations, our competitive position may be harmed and we may not achieve sufficient growth in our revenues to attain, or sustain, profitability.

If demand for our white light products in the general lighting market fails to emerge, we may not be able to carry out long-term business strategies.

Our long-term business strategy includes penetration of the general lighting market with our white light LED lighting products. Substantial demand may not develop for the use of LED lighting in the general lighting market. Obstacles to adoption of LED lighting in the general lighting market include the high initial cost of high brightness white LEDs and the need for further advances in brightness, color characteristics and the predicted life of the LEDs before they require replacement. Failure of LED manufacturers to introduce on a timely basis high brightness white light LEDs having satisfactory performance, quality and cost characteristics could delay the further development and enhancement of our white light products, or reduce the attractiveness to potential customers of our white light products incorporating white light LEDs.

In addition, the characteristics of our intelligent LED lighting systems that we believe are desired by customers in the high performance color lighting markets may not provide us with competitive advantages in the general lighting market. For example, end-users in the general lighting market may not require the complex, dynamic lighting effects or sophisticated digital control that our intelligent LED lighting systems provide. Similarly, if LED manufacturers are able to develop single LEDs that produce white light of acceptable consistency and color, our digital color control technologies may be of less importance in the general lighting market than in the high performance color lighting market.

We do not expect revenues from our white light products to account for more than 5% of our total 2006 revenues. We have devoted, and intend to continue to devote, substantial resources to the development of white light products and technologies suitable for use in the general lighting market. If demand for these products and technologies in the general lighting market does not develop and we do not receive revenue to offset these expenditures, our profitability would be harmed and our ability to carry out our long-term business strategy would be adversely affected.

Because we have a limited history of profitable operations and typically do not have a substantial back log, it is difficult to evaluate the likelihood that we will maintain profitability in any future period.

We recorded net income of $2.4 million in 2004, $4.3 million in 2005 and $1.7 million for the first nine months of 2006. However, prior to 2004 we had never achieved profitability on an annual basis, and our limited operating history makes an evaluation of our future prospects difficult. Since inception, we have incurred significant net losses. As of September 30, 2006, we had an accumulated deficit of $27.9 million. We expect our research and development, sales and marketing, litigation, and general and administrative expenses to increase. Unless our revenues increase commensurately, we will not be able to continue to operate profitably. If we do not achieve sufficient growth in our revenues or sustain profitability in the future, our stock price may be adversely affected. Additionally, a majority of our revenue in each quarter is generally derived from orders booked and shipped during that quarter, and we typically do not enter any quarter with a substantial backlog of orders. This makes it more difficult to forecast our revenue in any quarter. Many of our expenses are relatively fixed and cannot rapidly be reduced if we experience an unexpected shortfall in our revenue in any quarter. If, as a result of these or other factors, our operating results in any quarter do not meet our publicly stated guidance, if any, or the expectations of investors, our stock price may decline.

Our products could contain defects, which could reduce sales of those products or result in claims against us.

Despite testing by our customers, and by us, errors have been found and may be found in the future in our existing or future products. This could result in, among other things, a delay in the recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects could cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationship with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our LED lighting products and would likely harm our business. Some of our products use line voltages of 100 or 240 volts, or are designed for installation in environments such as swimming pools and spas, which involve enhanced risk of electrical shock, injury or death in the event of a short circuit or other malfunction. Defects, integration issues or other performance problems in our LED lighting products could result in personal injury or financial or other damages to our customers or could damage market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

If the companies to which we outsource the manufacture of our products fail to meet our requirements for quality, quantity and timeliness, our revenues and reputation in the marketplace could be harmed.

We outsource the manufacture of our LED lighting systems, and do not own or operate a manufacturing facility. We currently depend on a small number of contract manufacturers to manufacture our products at plants in various locations, primarily in China. These manufacturers supply all necessary raw materials (other than certain critical components such as LEDs and ASICs, which we procure directly), and provide all necessary facilities and labor to manufacture our products. If these companies were to terminate their arrangements with us without adequate notice, or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture and ship our LED lighting products until replacement manufacturing services could be obtained. To mitigate these risks, we are currently seeking to qualify multiple contract manufacturers for most of our products. However, to qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process, which can take as long as six to nine months. If it became necessary to do so, we may not be able to establish alternative manufacturing relationships on acceptable terms.

Our reliance on contract manufacturers involves certain additional risks, including the following:

•	lack of direct control over production capacity and delivery schedules;

•	lack of direct control over quality assurance, manufacturing yields and production costs;

•	risk of loss of inventory while in transit by ship from China; and

•	risks associated with international commerce, particularly with China, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability.

Any interruption in our ability to manufacture and distribute products could result in delays in shipment, lost sales, limited revenue growth and damage to our reputation in the market, all of which would adversely affect our business.

We face substantial competition, and our failure to compete effectively could harm our business and our prospects for future success.

In the high performance color lighting markets in which we have primarily sold our intelligent LED lighting systems, and in the OEM markets in which we participate, our systems compete with lighting products utilizing traditional lighting technology provided by many vendors. In addition, we face competition from a smaller number of manufacturers, including manufacturers of traditional lighting equipment, that have developed one or more LED lighting products. Some of our competitors, particularly those that offer traditional lighting products, are larger companies with significantly greater resources to devote to research and development, manufacturing and marketing than we have.

In the white light market, we expect to encounter competition from some of the competitors described above. Additionally, to the extent that we seek to introduce white light products for use in general lighting applications, such as retrofit bulbs and lamps for standard fixtures, we expect to encounter competition from large, established companies in the general lighting industry such as General Electric, Matsushita, Osram Sylvania and Philips Lighting, each of which has, we believe, undertaken initiatives to develop white light LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting systems than we have. In addition, we have observed several newly emerging LED lighting startups focusing on the general illumination market, some of which draw on considerable industry experience. We may also face competition from traditional lighting fixture companies, such as Genlyte Group, Lithonia Lighting, Hubbell Lighting, and Cooper Lighting.

In each of our markets, we anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us by introducing more complete systems that do not infringe our patents.

Our competitors’ lighting technologies and products may be more readily accepted by customers than our products. Additionally, to the extent that competition in our markets intensifies, we may be required to reduce our prices in order to remain competitive. If we do not compete effectively, or if we reduce our prices without making commensurate reductions in our costs, our revenues and profitability, and our future prospects for success, may be harmed.

We may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to patent and other intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries, including our own. Since many patent applications are retained in secrecy by the U.S. Patent Office until and unless a patent issues or the application is published, it is not possible for us to know whether U.S. patent applications are pending that would be infringed by the use of our technologies or a part thereof, thus substantially interfering with the future conduct of our business. In addition, there may be issued patents in the U.S. or other countries that are pertinent to our business of which we are not aware. We have from time to time been notified of claims that we may be infringing patents or intellectual property rights owned by third parties. We could be sued by such parties, or others, for patent infringement in the future. Such lawsuits could subject us to liability for damages and invalidate our proprietary rights. In addition, intellectual property lawsuits may be brought by third parties against OEM customers that incorporate our LED lighting technologies in their products.

In addition to being subject to claims by third parties that we infringe their proprietary rights, we have in the past asserted, and may in the future assert, our intellectual property rights by instituting legal proceedings against others. We are currently involved in three patent infringement lawsuits. We may not be successful in enforcing our patents in those or any other lawsuits we may commence. Defendants in any litigation we commence to enforce our patents may attempt to establish that our patents are invalid or are unenforceable, as the defendants in our current patent infringement lawsuits are seeking to do. Thus, any patent litigation we commence could lead to a determination that one or more of our patents are invalid or unenforceable. If a third party succeeds in invalidating one or more of our patents, that party and others could compete more effectively against us. Our ability to derive OEM and licensing revenues from products or technologies covered by the invalidated patent could also be adversely affected.

Our three issued European patents have been opposed by third parties (EP 1 016 062 B1 by Insta Electro GmbH, Vossloh-Schwabe Wustlich GmbH & Co. KG, TridonicAtco GmbH & Co. KG, Public Screen & Lightsystems AG, and Rena Electronica B.V.; EP 1 234 140 B1 by Koninklijke Philips Electronics N.V., TridonicAtco GmbH & Co. KG, ERCO Leuchten GmbH, and Osram GmbH; and EP 1 224 845 B1 by ERCO Leuchten GmbH and Zumtobel Lighting GmbH). The European Patent Office allows an issued patent to be opposed by third parties alleging that such patent is invalid and thus should be revoked or amended. There is no timetable by which the European Patent Office must respond to a third party opposition. Although such patents continue to be valid and enforceable during such opposition period, the European Patent Office may revoke any such patent, or require it to be amended in a material manner.

Whether we are defending the assertion of intellectual property rights against us or asserting our own intellectual property rights against others, such litigation can be complex, costly, protracted and highly disruptive to our business operations by diverting the attention and energies of our management and key technical personnel. As a result, the pendency or adverse outcome of any intellectual property litigation to which we are subject could disrupt our business operations, require the incurrence of substantial costs and subject us to significant liabilities, each of which could severely harm our business.

Plaintiffs in intellectual property cases often seek injunctive relief. Any intellectual property litigation commenced against us could force us to take actions that could be harmful to our business, including the following:

•	stop selling LED lighting systems or using technology that contains the allegedly infringing intellectual property;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign products that embody the allegedly infringing intellectual property.

If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our LED lighting systems, which could seriously harm our business. We may not be able to develop, license or acquire non-infringing technology under reasonable terms, if at all. These developments would result in an inability to compete for customers and would adversely affect our ability to increase our revenues. The measure of damages in intellectual property litigation can be complex, and is often subjective or uncertain. If we were to be found liable for infringement of proprietary rights of a third party, the amount of damages we might have to pay could be substantial and is difficult to predict.

As is commonplace in technology companies, we employ individuals who were previously employed at other technology companies. To the extent our employees are involved in research areas which are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees or we have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims.

If we are unable to obtain and maintain patent protection for our technologies and otherwise protect our intellectual property, the value of our technologies and products will be adversely affected.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent they are covered by valid and enforceable patents or are effectively maintained as trade secrets. At September 30, 2006, we had 53 issued patents. These patents will begin to expire on various dates beginning in 2017. In addition, we own approximately 150 pending patent applications. Because the patent position of technology companies involves complex legal, scientific, and factual questions, the issuance, scope, validity and enforceability of our patents cannot be predicted with certainty. Our issued patents may be invalidated or their enforceability challenged, they may be designed around, and they may not provide us with competitive advantages against others with similar products and technology. Furthermore, others may independently develop similar products or technology or duplicate or design around any technologies that we have developed.

We also attempt to protect our proprietary information with contractual arrangements and the use of trade secret laws. Our employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in our employ. The protection offered by patents or trade secret laws or by these agreements may not be sufficient to protect our intellectual property and existing or future patents could be challenged, invalidated or circumvented. Moreover, the laws of many foreign countries, including China, where most of our contract manufacturers are located, do not protect our intellectual property rights to the same extent as do the laws of the United States.

If critical components that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.

We depend on a small number of suppliers for certain components critical to the operation of our LED lighting systems. For some of these components, we have only a single qualified supplier. For example, we currently purchase all the ASICs used in our Chromasic products from a single vendor, which manufactures them to our design. ASICs are specialized semiconductor devices that are designed to efficiently perform a particular task that is required by their intended application. For certain types of LEDs used in our lighting systems, we currently have only one qualified vendor. Our LED vendors include established companies such as Cree, Lumileds Lighting and Osram Opto. However, we currently have no contract with any of these vendors that extends beyond 2006. Cree owns approximately 9.6% of our outstanding capital stock. We purchased LEDs from Cree for an aggregate amount of approximately $3.0 million during the first nine months of 2006, approximately $3.5 million during 2005 and approximately $766,000 during 2004. We believe the terms of our purchases from Cree were no less favorable to us than those we could have obtained from an unaffiliated party, and have received no notice from Cree that it will not continue to supply us with LEDs on similar terms in the future.

We depend on our single-source vendors to supply critical components in adequate quantities and consistent quality and at reasonable costs. To qualify an alternate supply of single-sourced components and obtain them in needed quantities would be a time-consuming process, which could take six to nine months or more, and we may not be able to find an adequate alternative source of supply at an acceptable cost.

We have in the past experienced shortages of standard electronic components, such as tantalum capacitors (for which there was, at the time, a worldwide shortage), as well as custom components specific to our products, for which we had a sole source of supply. If our suppliers are unable to meet our demand for critical components at reasonable costs, and if we are unable to obtain an alternative source or the price for an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be harmed. Because we generally rely on purchase orders rather than long-term contracts with our suppliers, we cannot predict with certainty our ability to obtain components in adequate quantities and at acceptable prices in the longer term. If we are unable to obtain components in adequate quantities we may incur delays in shipment or be unable to meet demand for our products, which could harm our revenues and damage our reputation and our relationships with customers and prospective customers.

If we are unable to increase production capacity for our products in a timely manner, we may incur delays in shipment and our revenues and reputation in the marketplace could be harmed.

An important part of our business strategy is the expansion of production capacity for our LED lighting systems. We plan to increase production capacity both by adding new contract manufacturers and by expanding capacity with our existing contract manufacturers. Our ability to successfully increase production capacity will depend on a number of factors, including the following:

•	identification and availability of appropriate and affordable contract manufacturers;

•	ability of our current contract manufacturers to allocate more existing capacity to us or their ability to add new capacity quickly;

•	availability of critical components used in the manufacture of our products;

•	establishment of adequate management information systems, financial controls and supply chain management and quality control procedures; and

•	ability of our future contract manufacturers to implement our manufacturing processes.

If we are unable to increase production capacity for our products in a timely manner while maintaining adequate quality, we may incur delays in shipment or be unable to meet increased demand for our products, which could harm our revenues and damage our reputation and our relationships with customers and prospective customers.

Our gross margins are subject to variability.

The gross profit as a percentage of sales, or gross margin, that we realize from the sale of our products varies from product to product. Many factors can influence the gross margins that we are able to achieve, including:

•	factors that affect the prices we can charge, including the features and performance of the products, the nature of the end user and application, and competitive pressures;

•	factors that affect our cost of revenues, including costs of raw materials and components, manufacturing costs and costs of shipping;

•	factors that affect the quality of our products;

•	in the case of our OEM business, the nature of the market served by our OEM customer and expected volume of its sales of our products; and

•	in the case of our licensing business, the extent to which our technologies are protected by patents, which influences the royalty rates we can obtain.

In addition, gross margin from lighting systems may vary from period to period depending on a number of factors, most notably product mix, changes in material costs, and the timing of larger deals which, on average, tend to have lower gross margins.

We have relied on Color Kinetics Japan, a joint venture in which we hold a 50% equity interest, to distribute our products in Japan, and inadequate performance of this distributor, or our inability to make other satisfactory arrangements for distribution of our products in Japan, could substantially reduce our revenues and adversely affect our results of operations.

Our future performance depends in part on our ability to compete successfully in Japan. Most of our sales to date in Japan have been made through CK Japan, a joint venture in which we hold a 50% equity interest, which is our exclusive distributor in Japan. An unrelated third party, Yamagiwa Corporation, or Yamagiwa, holds the other 50% interest in the joint venture. Revenues derived from sales of lighting systems and OEM products to CK Japan were $4.3 million in 2004, $4.8 million in 2005 and $2.2 million for the first nine months of 2006, and represented 11%, 9% and 5% of our total revenues for those periods, respectively.

Because we do not control the joint venture, its success depends on cooperation with Yamagiwa and Yamagiwa’s own business success, and we cannot ensure that CK Japan will commit the resources or take other actions necessary to execute our sales and marketing strategy in Japan. If CK Japan fails to provide a high quality of service or suffers serious financial difficulty, then our reputation, and that of our products, in Japan and elsewhere in Asia may be harmed. In addition, CK Japan’s competitors may not face the same margin pressure as does CK Japan, which must buy its products from us before reselling.

We have recently begun negotiations with Yamagiwa to dissolve CK Japan by the end of 2006 and instead sell our products directly to one or more distributors in Japan, including Yamagiwa. There can be no assurance that the outcome of these negotiations will be favorable or that any new distribution arrangements we enter into in Japan will be successful. Pending the outcome of these negotiations, our revenues from sales to CK Japan will be difficult to predict, as the joint venture seeks to reduce its inventory of our products.

We face substantial competition in Japan, in particular from Matsushita, a large established company in the general lighting industry with substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting systems than we do. We believe Matsushita in particular has undertaken initiatives to develop white light LED technology. Moreover, although we have filed a number of patent applications in Japan, to date we have not been successful in obtaining an issued patent in Japan; thus our competitors are not currently subject to infringement risk.

We depend for a substantial portion of our revenue on sales made by distributors and independent sales representatives, and the failure to manage successfully our relationships with these third parties, or the termination of these relationships, could cause our revenue to decline and harm our business.

We rely in part upon third parties, including our distributors and independent sales representatives, to promote our products, generate demand and sales leads, and obtain orders for our products. In addition, these parties provide technical sales support to our customers. The activities of these third parties are not within our direct control. Our failure to manage our relationships with these third parties effectively could impair the effectiveness of our sales, marketing and support activities. A reduction in the sales efforts, technical capabilities or financial viability of these parties, a misalignment of interest between us and them, or a termination of our relationship with a major distributor or sales representative could have a negative effect on our sales, financial results and ability to support our customers, and we could experience a diversion of substantial time and resources as we seek to identify, contract with and train a replacement.

Our OEM business consumes significant time and resources with no guarantee of revenues; OEM and licensing revenues are generally not subject to our control.

As we seek to increase our revenues from sale of our OEM products, we are exposed to additional risks beyond those we have historically faced in our lighting systems business. The effort to have our technologies designed into an OEM customer’s product typically involves a lengthy sales process and design and engineering review that can consume significant time and resources on our part, with no guarantee of success. Failure to compete successfully with another vendor to have our technologies designed into a customer’s OEM product could foreclose opportunities to obtain revenue from that customer on other projects in the future, as the significant costs associated with qualifying a new supplier may make the OEM customer reluctant to change vendors in order to introduce our technologies. Our receipt of substantial revenue from an OEM customer is dependent on the success of the OEM customer in introducing and marketing commercial products incorporating our technologies, a process over which we have little or no control. Similarly, licensing revenue is dependent on the success of the licensee in introducing and marketing commercial products which license our technologies, a process over which we have no control. It may take several years for an OEM customer to evaluate our technologies and to develop and commence volume shipments of products incorporating our technologies. In some cases, such as where we have granted an OEM customer exclusive rights in a particular field, we seek to obtain minimum purchase commitments from the customer. In general, however, our agreements with our OEM customers do not obligate them to purchase, or obligate us to supply, minimum volumes of products. Our failure to obtain new design wins for our OEM products, or delays or lack of success on the part of our OEM customers in introducing and marketing products incorporating our technologies, could result in our incurring substantial costs with little or no offsetting revenue, which could harm our revenue and profitability.

The loss of the services of any members of our key management team could adversely affect our ability to execute our business strategy and, as a result, adversely affect our sales and profitability.

Our success depends to a significant extent on the continued service of our executive officers, who are William J. Sims, our President and Chief Executive Officer, Ihor A. Lys, our Chief Scientist, Fritz Morgan, our Chief Technology Officer, and David K. Johnson, our Senior Vice President and Chief Financial Officer, on the continued service of other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel, particularly experienced engineers. The competition for such employees is intense. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We may pursue acquisitions and investments in new businesses, products or technologies that involve numerous risks, which could disrupt our business and may harm our financial condition.

To date, we have not made any acquisitions, and we currently have no commitments or agreements to make any acquisitions. In the future, we may make acquisitions of and investments in new businesses, products and technologies, or we may acquire operations that expand our current capabilities. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. As a result of the rapid pace of technological change, we may misgauge the long-term potential of the acquired business or technology, or the acquisition may not be complementary to our existing business. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management’s attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

We may relocate our principal executive offices, which could disrupt our operations and harm our business.

Our lease for our principal executive offices, which are in downtown Boston, expires in August 2007. We are evaluating several alternative locations, including downtown Boston and nearby suburbs. There are a number of risks associated with the relocation of our principal executive offices, including the risks that we will be unable to locate suitable space at an acceptable cost, that we will encounter delays or greater than anticipated costs, that our business may be disrupted and that, if we relocate outside the downtown Boston area, we may experience attrition among our employees who may prefer not to commute to the new location. Any of these factors could adversely affect our business and results of operations.

If we are unable to manage our growth effectively, our future growth, profitability and liquidity could be adversely affected.

We anticipate significant growth in our business. Our anticipated growth is expected to place significant strain on our limited research and development, sales and marketing, operational and administrative resources. To manage any future growth, we must continue to improve our operational and financial systems and expand, train and manage our employee base. For example, we must implement new modules of our management information system, hire and train new sales representatives and expand our supply chain management and quality control operations. If we are unable to manage our growth effectively, our future growth may be limited, we may be unable to operate profitably and we may not be able to effectively pursue our business plan.

If we are unable to obtain additional capital as needed in the future, our growth could be limited and we may be unable to pursue our current business strategy.

We currently anticipate that our available cash resources, including the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. If we decide to accelerate the growth in our operations in response to new market opportunities, acquire other technologies or companies, or if our revenues grow more slowly than we anticipate or we incur unexpected costs, we may need to raise additional capital. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If additional funds become necessary and are not available on terms favorable to us, we may be unable to expand our business or continue to pursue our current business strategy.

We have limited experience conducting operations internationally, which may make overseas expansion more difficult and costly than we expect and adversely affect our revenue growth and profitability.

We are continuing to expand our sales and marketing capabilities to accelerate our penetration of the global market for our technologies and products. As a result, we are exposed to differing laws, regulations and business cultures that may adversely impact our business. We may also be exposed to economic and political instability and international unrest. Although we hope to enter into agreements with OEMs, distributors and other resellers that attempt to minimize these risks, such agreements may not be honored or we may not be able to adequately protect our interests.

In 2005 and the first nine months of 2006, we derived approximately 37% and 33% of our revenues, respectively, from sales to customers outside North America. We intend to expand our international presence in the future. There are many barriers and risks to competing successfully in the international marketplace, including the following:

•	costs of customizing products for foreign countries;

•	foreign currency risks;

•	dependence on local OEMs, distributors and resellers;

•	compliance with multiple, conflicting and changing governmental laws and regulations;

•	longer sales cycles; and

•	import and export restrictions and tariffs.

If we are not able to successfully market, sell and deliver our products and services in international markets, our revenue growth and profitability may be adversely affected.

We must comply with new regulatory requirements regarding internal control over financial reporting and corporate governance, which will cause us to incur significant costs, and our failure to comply with these requirements could cause our stock price to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we annually evaluate and report on our systems of internal controls and that our independent registered public accounting firm must report on management’s evaluation of those controls. In the future, there may be material weaknesses in our internal controls that would be required to be reported in future Annual Reports on Form 10-K. A negative reaction by the equity markets to the reporting of a material weakness could cause our stock price to decline.

We are also spending an increased amount of management time and focus as well as external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure. This has caused us to hire additional personnel and outside advisory services and has resulted in additional accounting and legal expenses. These additional expenses could adversely affect our operating results and the market price of our stock could suffer as a result.

In addition, if in the future we acquire companies with weak internal controls, it will take time to get the internal controls of the acquired company up to the same level of operating effectiveness as ours. Our inability to address these risks could negatively affect our operating results.

Our operations are concentrated in a small number of facilities, and unavailability of one or more of these facilities could interrupt our business.

Our research and development, sales and marketing and administrative activities are concentrated in our headquarters facility in Boston, Massachusetts. Our manufacturing operations are carried out by contract manufacturers at a small number of plants in or near the port city of Shenzhen in the Guangdong Province of China, and, to a lesser extent, in Mexico. If, for any reason including as a result of natural disaster, political unrest, act of terrorism, war, outbreak of disease or other similar event, any of these facilities should be damaged or destroyed or become inaccessible or inoperable, our ability to conduct business could be adversely affected or interrupted entirely.

Risks Related to This Offering

The market price of our common stock may be volatile, which could result in substantial losses for investors holding our shares.

The market price of our common stock may be volatile. Since the completion of our initial public offering in June 2004, the sale price of our common stock has ranged from $8.15 to $23.60. Fluctuations in market price and volume are particularly common among securities of technology companies. As a result, you may be unable to sell your shares of common stock at or above the price you paid for it. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

•	general fluctuations in stock market prices and volume, which are particularly common among highly volatile securities of technology companies like ours;

•	actual or anticipated fluctuations in our quarterly operating results or changes in expectations as to our future financial performance or changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

•	developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expense associated with patent lawsuits we have initiated, or in which we are named as defendants;

•	failure to complete significant sales;

•	additions or departures of key personnel; and

•	sales of our stock by our executive officers.

Because our sales cycles are long and we lack long-term purchase commitments by our customers, forecasting our sales accurately is difficult and our failure to meet expectations for our quarterly revenue could cause our stock price to fall.

We generally do not enter into agreements with our customers obligating them to purchase our LED lighting products. Our business is characterized by short-term purchase orders and shipment schedules and we generally permit orders to be canceled or rescheduled without significant penalty. As a result, forecasting our revenues is difficult. In addition, due to the absence of long-term volume purchase agreements, we forecast our revenues and plan our production and inventory levels based upon our OEM customers, manufacturers’ representatives and distributors’ demand forecasts, which are highly unpredictable and can fluctuate substantially. If our OEM customers, manufacturers’ representatives or distributors fail to accurately forecast the demand for our products, or fail to accurately forecast the timing of such demand, or are unable to consistently achieve acceptable purchase order terms with their customers, we might not meet our forecasts, or those of investors or analysts, for a particular quarter which could cause our stock price to fall.

We could be the subject of securities class action litigation due to future stock price volatility.

The stock market in general, and market prices for the securities of technology companies like ours in particular, recently have experienced extreme volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, our defense of the lawsuit could be costly and divert the time and attention of our management.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	authorizing the issuance of “blank check” preferred stock;

•	providing for a classified board of directors with staggered, three-year terms;

•	providing that directors may only be removed for cause by a two-thirds vote of stockholders;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote.

In addition, provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company.

USE OF PROCEEDS

We intend to use the net proceeds from this offering for working capital and general corporate purposes, including possible acquisitions of assets or businesses, increased research and development, product development and marketing expenses related to the expansion of our product line, including new “white light” products, and capital expenditures. Pending the application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities, or guaranteed obligations of the United States or its agencies.

We will not receive any proceeds from the shares sold by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, to support operations and to finance the growth and development of our business. Our payment of any future dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, cash needs and growth plans.

CAPITALIZATION

The following table describes our cash and equivalents and investments and our capitalization as of September 30, 2006:

•	on an actual basis; and

•	on a pro forma basis as adjusted to give effect to the issuance of 550,203 shares of our common stock upon the expected exercise by certain selling stockholders of stock options and warrants in connection with this offering, the issuance of the 2,000,000 shares of common stock to be offered by us at the public offering price of $19.00, and our receipt of the $35.6 million estimated net proceeds from the sale of shares of common stock to be offered by us and the $1.6 million aggregate exercise price of the options and warrants so exercised.

	As of
	September 30, 2006
		Pro Forma
	Actual	As Adjusted
	(in thousands,
	except share data)

Cash and equivalents and investments	$59,637	$96,899

Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 18,615,941 shares issued and outstanding, actual; 21,166,144 shares issued and outstanding, pro forma as adjusted	$19	$22
Additional paid-in capital	102,101	139,360
Accumulated other comprehensive loss	(65)	(65)
Accumulated deficit	(27,917)	(27,917)

Stockholders’ equity	74,138	111,400

Total capitalization	$74,138	$111,400

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus supplement. We derived the selected consolidated statement of operations and balance sheet data as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 incorporated by reference in this prospectus supplement. We derived the selected consolidated statement of income and balance sheet data as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the Three Months Ended September 30, 2006 incorporated by reference in this prospectus supplement. Our historical results are not necessarily indicative of operating results to be expected in the future.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except per share data)

Statement of Operations Data:
Revenues:
Lighting and systems	$15,081	$18,038	$26,197	$34,435	$44,156	$31,672	$42,392
OEM and licensing	1,485	2,128	2,652	5,715	8,751	6,755	4,870

Total revenues	16,566	20,166	28,849	40,150	52,907	38,427	47,262

Cost of revenues:
Cost of lighting systems	10,557	11,225	13,286	16,777	21,006	15,145	18,943
Cost of OEM and licensing	1,013	1,447	1,490	3,075	3,894	3,103	1,871

Total cost of revenues	11,570	12,672	14,776	19,852	24,900	18,248	20,814

Gross profit	4,496	7,494	14,073	20,298	28,007	20,179	26,448

Operating expenses:
Selling and marketing	9,345	7,848	7,615	8,514	11,519	8,257	12,158
Research and development	2,811	2,826	2,466	3,512	4,607	3,369	5,218
General and administrative	3,707	4,494	4,608	6,741	9,396	6,839	9,267
Restructuring	3,888	—	161	—	—	—	—

Total operating expenses	19,751	15,168	14,850	18,767	25,522	18,465	26,643

Income (loss) from operations	(14,755)	(7,674)	(777)	1,531	2,485	1,714	(195)

Interest income (expense)—net	49	125	47	518	1,624	1,147	1,898

Equity in earnings (loss) of joint venture	24	85	3	334	223	110	(14)

Net income (loss)	$(14,682)	$(7,464)	$(727)	$2,383	$4,332	$2,971	$1,689

Earnings per share
Basic					$0.24	$0.16	$0.09

Diluted					$0.22	$0.15	$0.08

Weighted average shares outstanding:
Basic					18,177	18,113	18,501

Diluted					19,630	19,558	19,959

	December 31,					September 30,
	2001	2002	2003	2004	2005	2006
	(in thousands)

Balance Sheet Data:
Cash and equivalents and investments	$8,294	$7,689	$5,686	$55,220	$57,169	$59,637
Total assets	22,091	18,631	18,117	70,207	76,739	83,964
Long-term obligations	100	—	1,034	628	243	—
Redeemable convertible preferred stock (1)	41,115	47,999	47,999	—	—	—
Stockholders’ equity (deficiency)	(27,866)	(35,286)	(35,920)	63,017	69,502	74,138

(1)	All shares of our redeemable convertible preferred stock were converted to common stock in connection with our initial public offering in July 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Description of Our Revenues, Costs and Expenses

Our lighting systems revenues include amounts from the sale of our LED lighting systems as well as any fees from our customers for applications engineering, integration or technical support services we provide to assist them in specifying, designing, installing and operating our systems.

Our OEM and licensing revenues include amounts from the sale of our OEM products, license fees and related fees attributable to the licensing of our proprietary technology, and fees for any engineering support services that are requested by our OEM and licensing customers.

Our cost of lighting systems revenues and cost of OEM and license revenues consist primarily of the cost of the lighting products sold, including amounts paid to our contract manufacturers, the costs of any components that we provide, other direct and indirect manufacturing support costs, shipping and handling, tooling and provisions for product warranty, scrap and inventory obsolescence, as well as overhead cost allocated to these activities. It may also include an allocation of salaries and related benefits (including stock-based compensation charges) of engineering personnel when they provide engineering support services for which we charge fees.

Our selling and marketing expenses consist primarily of salaries, commissions, travel expense and related benefits (including stock-based compensation charges) of personnel engaged in sales and marketing activities, commissions paid to our manufacturers’ representatives, costs of marketing programs and promotional materials, product samples, trade show expenses and overhead cost related to these activities.

Our research and development expenses consist primarily of salaries, bonuses and related benefits (including stock-based compensation charges) of personnel engaged in research and development and product quality activities, out-of-pocket product development costs, travel expenses and overhead cost related to these activities. Research and development expenses are expensed as incurred.

Our general and administrative expenses consist primarily of salaries, bonuses and related benefits (including stock-based compensation charges) of personnel engaged in corporate administration, finance, human resources, information systems and legal functions, outside legal and audit expenses, professional fees in connection with complying with the Sarbanes-Oxley Act of 2002, costs associated with being a public company, bad debt expense, other general corporate expenditures, and overhead cost related to these activities.

We account for our investment in CK Japan using the equity method of accounting, whereby we record our proportionate share of the income or loss earned by the joint venture. We record revenue from sales to CK Japan as revenue from a related party. We eliminate our profit associated with inventory we have sold to CK Japan that is held by it at the end of the period. Because CK Japan uses the Japanese yen as its functional currency, we translate the results of operations of CK Japan into United States dollars using the average rates of exchange during the reporting periods. We also record on our balance sheet translation adjustments reflecting the changes in CK Japan’s equity measured in dollars resulting from changes in exchange rates.

We have recently begun negotiations with our partner, Yamagiwa Corporation, or Yamagiwa, to dissolve CK Japan by the end of 2006 and instead sell our products directly to one or more distributors in Japan, including Yamagiwa.

Critical Accounting Policies

We make estimates and assumptions in the preparation of our condensed consolidated financial statements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. However, actual results may differ from these estimates.

We have identified the following critical accounting policies that require the use of significant judgments and estimates in the preparation of our condensed consolidated financial statements. This listing is not a comprehensive list of all of our accounting policies. For further information regarding the application of these and other accounting policies, see Note 2 in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2005 incorporated by reference in this prospectus supplement.

Revenue Recognition.  We recognize revenues in connection with sales of our lighting systems and OEM products when all of the following conditions have been met:

•	evidence exists of an arrangement with the customer, typically consisting of a purchase order;

•	our products have been delivered and risk of loss has passed to the customer, which typically occurs when a product is shipped under our customary terms, generally FOB shipping point;

•	the amount of revenue to which we are entitled is fixed or determinable; and

•	we believe it is probable that we will be able to collect the amount due us from our customer.

To the extent that one or more of these conditions is not present, we delay recognition of revenue until all the conditions are present. We classify the amount of freight invoiced to the customer as revenue, with the corresponding cost classified as cost of revenues.

We offer our lighting systems customers limited rights of return, which typically provide that within 30 days of shipment, products in unopened and saleable condition may, at our discretion, be returned to us for refund, on terms which may include a 15% restocking fee. We also provide certain distributors with limited stock rotation rights. Based on historical experience, we provide for potential returns from customers through a sales return reserve. The reserve is evaluated and adjusted as conditions warrant.

We recognize licensing revenues based on royalty reporting from licensees. We typically receive these reports on a quarterly basis in arrears.

Allowance for Doubtful Accounts.  We estimate the uncollectibility of our accounts receivable and we maintain allowances for estimated losses. This allowance is established using estimates that management makes based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, customer creditworthiness and current economic trends. If we used different estimates, or if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions for doubtful accounts would be required and would increase bad debt expense.

Product Warranty.  For purchases made prior to June 1, 2006, our products are generally warranted against defects for 12 months following ultimate delivery to end user. For purchases made on or after June 1, 2006, our products are generally warranted against defects for 24 months following purchase. Warranty expense is based on historical claims experience, repair costs, and current sales levels, as well as various other assumptions that we believe to be reasonable under the circumstances. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory Reserves.  We state our inventories at the lower of cost or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis, with market being determined as the lower of replacement cost or net realizable value. We provide reserves equal to the difference between the cost of the inventory and the estimated market value of our inventory using estimates of their net realizable value that are based upon our assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory reserves may be required.

Accounting for Income Taxes.  We account for income taxes using a liability approach. Our deferred tax assets consist primarily of net operating loss and credit carryforwards, for which we have provided a full valuation allowance, due to our limited operating history and the unlikelihood that we would realize those assets based on that history. To the extent that we begin to generate significant taxable income, such that it becomes more likely than not that these assets will be recoverable, we will reverse those valuation allowances through income. To the extent that we are unable to operate profitably, our tax assets could expire unutilized. The occurrence of certain events, such as significant changes in ownership interests in Color Kinetics, could result in limitations on the amount of those assets that could be utilized in any given year.

Stock-Based Compensation.  Effective January 1, 2006, we account for stock-based compensation expense in accordance with SFAS No. 123R. Under SFAS No. 123R, stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date, is recognized over the relevant service period, and is adjusted each period for anticipated forfeitures. We estimate the fair value of each stock-based award on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to stock price volatility, the expected life of options, a risk-free interest rate and dividend yield. Many of these assumptions are highly subjective and require the exercise of management judgment. Our management must also apply judgment in developing an estimate of awards that may be forfeited. If our actual experience differs significantly from our estimates and we choose to employ different assumptions in the future, the stock-based compensation expense that we record in future periods may differ materially from that recorded in the current period.

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment” (SFAS No. 123R). SFAS No. 123R requires us to measure the grant date fair value of equity awards given to employees in exchange for services and recognize that cost over the period that such services are performed. Prior to adopting SFAS No. 123R, we accounted for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Under APB No. 25, we generally did not recognize compensation expense in connection with the grant of stock options because all options granted had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

In transitioning from APB No. 25 to SFAS No. 123R, we have applied the modified prospective method. Accordingly, periods prior to adoption have not been restated and are not directly comparable to periods after adoption. Under the modified prospective method, compensation cost recognized in periods after adoption includes (a) compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, less estimated forfeitures, and (b) compensation cost for all share-based awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R, less estimated forfeitures.

The stock-based employee compensation expense recognized in income for the three and nine months ended September 30, 2006 was approximately $607,000 and $1.8 million, respectively. We recorded no provision or benefit for income tax in the three and nine months ended September 30, 2006 for stock-based employee compensation due to our net loss carryforward position. At September 30, 2006, total unrecognized stock-based compensation expense related to our unvested stock options, which we expect to be recognized over a weighted average period of 3.1 years, amounted to $6.2 million. Total unrecognized stock-based compensation expense will be adjusted for any future changes in estimated forfeitures, if any. The impact of the adoption of SFAS No. 123R beyond the fourth quarter of 2006 cannot be predicted at this time because it will be depend on levels of share-based awards granted in the future.

Results of Operations

The following table sets forth certain income and expense items as a percentage of total revenues (or, in the case of our cost of lighting systems revenues and cost of OEM and licensing revenues, as a percentage of the related revenues):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006

Revenues:
Lighting systems	91%	86%	83%	82%	90%
OEM and licensing	9	14	17	18	10

Total revenues	100	100	100	100	100
Cost of revenues:
Cost of lighting systems, as a percentage of lighting systems revenues	51	49	48	48	45
Cost of OEM and licensing, as a percentage of OEM and licensing revenues	56	54	45	46	38
Total cost of revenues	51	49	47	47	44

Gross profit	49	51	53	53	56
Operating expenses:
Selling and marketing	26	21	22	21	26
Research and development	9	9	9	9	11
General and administrative	16	17	17	18	20
Restructuring	1	—	—	—	—

Total operating expenses	52	47	48	48	56

Income (loss) from operations	(3)	4	5	5	—
Interest income, net	—	1	3	3	4
Equity in earnings of joint venture	—	1	—	—	—

Net income (loss)	(3)%	6%	8%	8%	4%

Third Quarter 2006 Compared to Third Quarter 2005

Revenues.  Total revenues increased 21% from $14.1 million in the third quarter of 2005 to $17.1 million in the third quarter of 2006 and increased 23% from $38.4 million in the first nine months of 2005 to $47.3 million in the first nine months of 2006.

Lighting systems revenues increased 37% from $11.4 million in the third quarter of 2005 to $15.6 million in the third quarter of 2006 and increased 34% from $31.7 million in the first nine months of 2005 to $42.4 million in the first nine months of 2006. Lighting systems revenues in the United States of America and Canada increased 39% from $6.9 million in the third quarter of 2005 to $9.6 million in the third quarter of 2006 and increased 45% from $18.8 million in the first nine months of 2005 to $27.3 million in the first nine months of 2006. Lighting systems revenues in markets outside the United States of America and Canada increased 34% from $4.5 million in the third quarter of 2005 to $6.0 million in the third quarter of 2006 and increased 17% from $12.9 million in the first nine months of 2005 to $15.1 million in the first nine months of 2006.

The increases in lighting systems revenues for the third quarter and first nine months of 2006 as compared to the same periods in 2005 were primarily attributable to increased worldwide sales of our intelligent LED lighting systems, the addition of new products to our product line in prior periods, growth in our direct sales force, and our ongoing efforts to expand and support our network of North American manufacturer’s representatives and international distributors.

Sales in the Japanese market to CK Japan decreased 44% from $1.3 million in the third quarter of 2005 to $705,000 in the third quarter of 2006 and decreased 43% from $3.9 million in the first nine months of 2005 to $2.2 million in the first nine months of 2006. The decreases were due primarily to reduced purchases by CK Japan to allow it to better balance its inventory levels in anticipation of the planned dissolution of CK Japan discussed below, as well as to substantial competition in this market. Revenues derived from sales of lighting systems and OEM products to CK Japan represented 9% and 10% of total revenues in the third quarter and first nine months of 2005, respectively, and represented 4% and 5% of total revenues in the third quarter and first nine months of 2006, respectively.

We have begun negotiations with Yamagiwa to dissolve CK Japan by the end of 2006 and instead sell our products directly to one or more distributors in Japan, including Yamagiwa. There can be no assurance that the outcome of these negotiations will be favorable or that any new distribution arrangements we enter into in Japan will be successful. Pending the outcome of these negotiations, our revenues from sales to CK Japan may be difficult to predict, as the joint venture seeks to reduce its inventory of our products prior to the planned dissolution of the venture.

Our OEM and licensing revenues decreased 44% from $2.7 million in the third quarter of 2005 to $1.5 million in the third quarter of 2006 and decreased 28% from $6.8 million in the first nine months of 2005 to $4.9 million in the first nine months of 2006. The decrease in the third quarter of 2006 as compared to the same period in 2005 was primarily attributable to decreased OEM product sales to an individual customer in the special event field, which accounted for $1.3 million of our revenues in the third quarter of 2005, compared to $429,000 of revenues in the third quarter of 2006. The decrease in the first nine months of 2006 as compared to the same period in 2005 was also primarily attributable to lower OEM revenues from that customer, which decreased from $2.8 million in the first nine months of 2005 to $1.2 million in the first nine months of 2006. In addition, sales to an individual OEM customer in the pool business, which accounted for $1.5 million in the first nine months of 2005, decreased to $69,000 in the first nine months of 2006 as a result of this customer converting from a buyer of OEM products to primarily a licensee of our technology. Licensing revenue from this customer increased from $227,000 in the first nine months of 2005 to $534,000 in the first nine months of 2006. The decrease in OEM sales in the first nine months of 2006 was partially offset by an increase in our licensing revenues, from $803,000 to $1.4 million in the first nine months of 2005 and 2006, respectively. The increase in licensing revenues was due primarily to an increase in royalties from our existing base of licensees, including a $300,000 annual minimum royalty payment from a licensee in the second quarter of 2006.

We refer smaller North American lighting systems orders (generally those having a value less than $10,000), as well as certain orders for specifically defined regions of the Canadian marketplace, to a distributor, Color Kinetics Distribution, Inc. (“CKDI”), which is not affiliated with Color Kinetics. Revenues derived from sales of lighting systems products to CKDI decreased from 8% and 10% of total revenues in the third quarter and first nine months of 2005, respectively, to 4% and 6% of total revenues in the third quarter and first nine months of 2006. The decrease was primarily attributable to the expansion of our dealers in North America handling more of our orders of less than $10,000, as well as a relative increase in orders greater than $10,000 which are fulfilled by us directly, rather than by CKDI.

Gross Profit.  Gross profit increased from $7.5 million in the third quarter of 2005 to $9.6 million in the third quarter of 2006 and from $20.2 million in the first nine months of 2005 to $26.4 million in the first nine months of 2006. The dollar increases were primarily attributable to increased sales and to improved overall profit margins. Gross profit as a percentage of revenues, or gross margin, increased from 53% in both the third quarter and first nine months of 2005 to 56% in both the third quarter and first nine months of 2006. In the third quarter and first nine months of 2006, gross profit was affected by stock-based compensation expense of $17,000 and $53,000, respectively.

Gross margin from lighting systems increased from 52% in both the third quarter and first nine months of 2005 to 56% and 55% in the third quarter and first nine months 2006, respectively. The increases were primarily attributable to a more favorable product mix, a more favorable regional sales mix, reduced materials costs, improved freight management programs, and recognition of previously deferred profit on CKJ inventory. Gross margin from lighting systems may vary in future periods depending on a number of factors, most notably product mix, changes in material costs, and the timing of larger deals which, on average, tend to have lower gross margins.

Gross margin from OEM and licensing decreased from 58% in the third quarter of 2005 to 54% in the third quarter of 2006 and increased from 54% in the first nine months of 2005 to 62% in the first nine months of 2006. The variances were primarily attributable to changes in the percentage of our licensing revenues, as well as changes in our product mix. Gross margin for our OEM and licensing business may vary in future periods depending on the mix of OEM product revenues and the relative percentage of licensing revenues.

Selling and Marketing Expenses.  Selling and marketing expenses increased 36% from $3.0 million in the third quarter of 2005 to $4.1 million in the third quarter of 2006, and increased 47% from $8.3 million in the first nine months of 2005 to $12.2 million in the first nine months of 2006. As a percentage of total revenues, sales and marketing expenses increased from 21% in both the third quarter and first nine months of 2005 to 24% and 26% in the third quarter and first nine months of 2006, respectively. The increase in both dollar amount and as a percentage of revenues was primarily attributable to an increase in sales commissions to employees and commissions to our North American manufacturer’s representatives as a result of our revenue growth. The remaining increase in selling and marketing expenses for the third quarter and first nine months of 2006 was primarily the result of an increase in our worldwide sales force and other personnel, adoption of SFAS No. 123R, and an increase in marketing and channel support programs. In the third quarter and first nine months of 2006, selling and marketing expenses included stock-based compensation of $129,000 and $362,000, respectively. We expect our total selling and marketing expenses in the fourth quarter of 2006 to be generally consistent in dollar amount with those in the third quarter of 2006.

Research and Development Expenses.  Research and development expenses increased 56%, from $1.2 million in the third quarter of 2005 to $1.8 million in the third quarter of 2006, and increased 55% from $3.4 million in the first nine months of 2005 to $5.2 million in the first nine months of 2006. As a percentage of total revenues, research and development expenses increased from 8% and 9% in the third quarter and first nine months of 2005, respectively, to 11% in both the third quarter and first nine months of 2006. The increase in both dollar amount and as a percentage of revenues was primarily attributable to increases in our research and development headcount based both in our Boston and China offices, increased spending related to product development, testing and environmental regulatory compliance, as well as the adoption of SFAS No. 123R. In the third quarter and first nine months of 2006, research and development expenses included stock-based compensation of $111,000 and $332,000, respectively. We expect our research and development expenses to increase in dollar amount in subsequent periods, as we continue to add headcount and devote additional resources to developing new products and technologies and supporting scheduled new product introductions.

General and Administrative Expenses.  General and administrative expenses increased 26%, from $2.6 million in the third quarter of 2005 to $3.3 million in the third quarter of 2006, and increased 36% from $6.8 million in the first nine months of 2005 to $9.3 million in the first nine months of 2006. Total outside legal expenses increased from $819,000 in the third quarter of 2005 to $1.0 million in the corresponding period of 2006, and from $2.1 million in the first nine months of 2005 to $2.6 million in the corresponding period of 2006. The increases in outside legal expenses were primarily due to increased patent application activity and patent litigation matters, as well as various corporate projects. Stock-based compensation expenses included $8,000 and $24,000 of stock-based compensation in the third quarter and first nine months of 2005, respectively, as compared to $357,000 and $1.0 million for the same periods in 2006. The remaining increase in general and administrative expenses for the third quarter and first nine months of 2006 was primarily the result of increased personnel-related costs to support overall growth in the business. We expect general and administrative expenses to increase in dollar amount in the fourth quarter of 2006, primarily due to anticipated higher professional fees associated with ongoing litigation. The timing and extent of patent and litigation activity related to building or defending our intellectual property rights is uncertain, and we expect quarter to quarter variability.

Interest Income.  Interest income increased from $443,000 in the third quarter of 2005 to $700,000 in the third quarter of 2006 and increased from $1.1 million in the first nine months of 2005 to $1.9 million in the first nine months of 2006. The increases were due to higher average cash and cash equivalent balances as well as improved investment yields in 2006.

Equity in Earnings (Loss) of Joint Venture.  Equity in earnings of joint venture consisted of a $96,000 gain in the third quarter of 2005 as compared to a $28,000 loss in the third quarter of 2006 and a $110,000 gain in the first nine months of 2005 as compared to a $14,000 loss in the first nine months of 2006. The losses in the third quarter and first nine months of 2006 as compared to the gains in the same periods in 2005 were primarily attributable to lower gross margin percentages of CK Japan.

Provision for Income Taxes.  We recorded no provision for income tax in either 2005 or 2006 due to our net loss carryforward position. At December 31, 2005, we had net loss carryforwards available to offset future taxable income of $29.5 million and federal research and development tax credit carryforwards available to reduce future taxes payable of $1.2 million. Should it become more likely than not that these assets will be recovered, we would remove the allowances provided, which would have the effect of reducing or eliminating our provision for income tax and possibly creating a tax benefit to earnings. Once such allowances are removed, our tax provisions would increase in subsequent periods.

2005 Compared to 2004

Revenues.  Total revenues increased 32% from $40.2 million in 2004 to $52.9 million in 2005.

Lighting systems revenues increased 28%, from $34.4 million in 2004 to $44.2 million in 2005. Lighting systems revenues in North America increased 21% from $22.4 million in 2004 to $27.2 million in 2005, and in markets outside North America increased 41% from $12.0 million in 2004 to $17.0 million in 2005.

The increase in lighting systems revenues for 2005 was primarily attributable to increased worldwide sales of our intelligent LED lighting systems, the addition of new products to our product line in prior periods that generated revenue in 2005, growth in our direct sales force, and our ongoing efforts to expand and support our network of North American manufacturer’s representatives and international distributors. Sales in the Japanese market to CK Japan increased 11% to $4.8 million in 2005 from $4.3 million in 2004.

Our OEM and licensing revenues increased 53% from $5.7 million in 2004 to $8.7 million in 2005. Total OEM sales amounted to $4.9 million and $7.4 million in 2004 and 2005, respectively. The increase in OEM sales was primarily attributable to increased product sales to an individual customer in the special event field, which accounted for $957,000 of revenues in 2004 compared to $3.6 million of revenues in 2005. Our licensing revenues amounted to $833,000 and $1.3 million in 2004 and 2005, respectively. The increase in licensing revenues is due primarily to an increase in the base of licensing customers.

Revenues derived from sales of lighting systems and OEM products to CK Japan represented 11% and 9% of total revenues in 2004 and 2005, respectively.

No other customer accounted for more than 10% of our total revenues in 2004 and no customer accounted for more than 10% of our total revenues in 2005.

Revenues derived from sales of lighting systems products to CKDI decreased from 13% of total revenues in 2004 to 10% of total revenues in 2005.

Gross Profit.  Total gross profit increased from $20.3 million in 2004 to $28.0 million in 2005. The dollar increase was attributable primarily to increased sales and to overall improved gross margins. Gross profit as a percentage of revenues, or gross margin, increased from 51% in 2004 to 53% in 2005.

Gross margin from lighting systems increased from 51% in 2004 to 52% in 2005. The increase was primarily attributable to reduced product costs. Gross margin from lighting systems may vary from period to period depending on a number of factors, most notably product mix, changes in material costs, and the timing of larger deals which, on average, tend to have lower gross margins.

Gross margin from our OEM and licensing business increased from 46% in 2004 to 56% in 2005. The increase was primarily attributable to increased percentages of higher margin licensing revenues and a favorable change in our product mix toward higher margin OEM products.

Selling and Marketing Expenses.  Selling and marketing expenses increased 35% from $8.5 million in 2004 to $11.5 million in 2005. The increase was primarily attributable to an increase in payroll and travel-related expenses due to an expansion of our sales force and hiring of additional product management personnel, an increase in marketing and channel support programs, and increases in sales commissions to employees and commissions to our manufacturer’s representatives as a result of our revenue growth. As a percentage of total revenues, sales and marketing expenses increased from 21% in 2004 to 22% in 2005. The increase in selling and marketing expense as a percentage of revenues was attributable primarily to the expansion of our sales force and product management team.

Research and Development Expenses.  Research and development expenses increased 31%, from $3.5 million in 2004 to $4.6 million in 2005. The increase was primarily attributable to increases in our research and development headcount based both in our Boston and China offices, as well as increased spending on product development including testing and certification related activities. As a percentage of total revenues, research and development expenses remained constant at 9% for each of the years ended 2004 and 2005.

General and Administrative Expenses.  General and administrative expenses increased 39%, from $6.7 million in 2004 to $9.4 million in 2005. Total outside legal expenses in 2005 were $2.8 million, an increase of $852,000 compared to 2004, primarily as a result of increased patent application activity and patent litigation matters, as well as corporate projects. Recruiting expenses increased by $172,000 in 2005 as compared to 2004 as a result of fees we incurred to fill certain positions. Outside professional fees related to compliance with the Sarbanes-Oxley Act of 2002 amounted to $509,000 in 2005, compared to $0 in 2004. The remaining increase in general and administrative expenses for 2005 was primarily the result of increased personnel-related costs to support overall growth in the business. However, the increases in 2005 were partially offset by a decrease of $313,000 in stock-based compensation charges compared to 2004, primarily as a result of accelerating the vesting of previously granted options to advisory board members in June 2004.

Interest Income.  Interest income increased from $518,000 in 2004 to $1.6 million in 2005, due to higher average cash, cash equivalent, and investment balances, as well as higher average yields on these investments in 2005.

Equity in Earnings of Joint Venture.  Equity in earnings of joint venture decreased from a $334,000 gain in 2004 to a $223,000 gain in 2005. The variance was due to fluctuations in net income earned by CK Japan. The decrease in CK Japan’s net income in 2005 as compared to 2004 was primarily attributable to lower gross margin percentages of CK Japan in 2005 due primarily to programs to expand distribution.

Provision for Income Taxes.  We recorded no provision for income tax in either 2004 or 2005 due to our net loss carryforward position. At December 31, 2005, we had net loss carryforwards available to offset future taxable income of $29.5 million and federal research and development tax credit carryforwards available to reduce future taxes payable of $1.2 million.

2004 Compared to 2003

Revenues.  Total revenues increased 39% from $28.9 million in 2003 to $40.2 million in 2004.

Lighting systems revenues increased 31% from $26.2 million in 2003 to $34.4 million in 2004. Lighting systems revenues in North America increased 41% from $15.9 million in 2003 to $22.4 million in 2004, and in markets outside North America increased 17% from $10.3 million in 2003 to $12.0 million in 2004.

The increase in lighting systems revenues for 2004 was primarily attributable to increased worldwide sales of our intelligent LED lighting systems, the addition of new products to our product line in prior periods, and the continued development of our worldwide sales channels. These factors more than offset a $621,000 decline in lighting systems sales in the Japanese market to our joint venture partner, CK Japan, compared to 2003. In addition, sales of branded consumer products were essentially zero in 2004, compared with approximately $1.0 million in 2003. The decline was a result of our decision in 2003 to discontinue selling these as branded Color Kinetics products and to instead pursue distribution opportunities primarily through our OEM and licensing program.

Our OEM and licensing revenues increased 115% from $2.7 million in 2003 to $5.7 million in 2004. Sales of our OEM pool products increased by $1.4 million to $2.7 million in 2004. Sales to OEM and licensing customers in other markets increased by $1.6 million in 2004 reflecting, in part, the increase in the number of our OEM and licensing customers.

Revenues derived from sales of lighting systems and OEM products to CK Japan decreased from 17% to 11% of total revenues in 2003 and 2004, respectively.

No other customer accounted for more than 10% of our total revenues in 2003 or 2004.

Revenues derived from sales of lighting systems products to CKDI increased from 6% to 13% of total revenues in 2003 and 2004, respectively. The increase was primarily the result of our agreement with CKDI beginning in July 2003, therefore resulting in 2004 having twelve months of revenues versus six months in 2003 and, to a lesser degree, to the overall increase in North American lighting systems revenues.

Gross Profit.  Total gross profit increased from $14.1 million in 2003 to $20.3 million in 2004. Gross profit as a percentage of revenues, or gross margin, increased from 49% in 2003 to 51% in 2004. The dollar increase was attributable primarily to increased sales and to overall improved gross margins, offset partially by a $485,000 increase in our provision for warranty-related costs in 2004 due primarily to estimated costs to replace or repair defective products associated with two isolated product sales in 2004.

Gross margin from lighting systems increased from 49% in 2003 to 51% in 2004. The increase was primarily attributable to reduced raw materials and product costs and to an overall more favorable product mix that more than offset the lower margins on our increased sales to CKDI.

Gross margin from our OEM and licensing business increased from 44% in 2003 to 46% in 2004. The increase was primarily attributable to increased licensing revenues and other higher margin OEM product revenues which more than offset the lower margins on our pool light shipments.

Selling and Marketing Expenses.  Selling and marketing expenses increased 12% from $7.6 million in 2003 to $8.5 million in 2004. The increase in dollar amount was primarily attributable to a $390,000 increase in commissions to our manufacturer’s representatives as a result of our revenue growth, as well as a $251,000 increase attributable to our having participated in a larger number of trade shows in 2004 compared to 2003, and a $212,000 increase in product samples and evaluation units. As a percentage of total revenues, sales and marketing expenses decreased from 26% in 2003 to 21% in 2004. The decline in selling and marketing expense as a percentage of revenues was attributable to our revenue growth.

Research and Development Expenses.  Research and development expenses increased 42% from $2.5 million in 2003 to $3.5 million in 2004. The increase was primarily attributable to increases in our research and development headcount based both in our Boston and China offices, as well as increased spending on product development including testing and certification related activities. As a percentage of total revenues, research and development expenses remained constant at 9% for each of the years ended 2003 and 2004.

General and Administrative Expenses.  General and administrative expenses increased 46% from $4.6 million in 2003 to $6.7 million in 2004. Outside legal expenses increased by $988,000 in 2004 compared to the prior year, primarily as a result of increased patent application activity and patent litigation matters. Stock-based compensation charges increased by $270,000 in 2004 compared to 2003, primarily as a result of accelerating the vesting of previously granted options to advisory board members in June 2004. The remaining increases in general and administrative expenses were primarily the result of increased personnel-related costs to support overall growth in the business as well as expenses related to being a public company.

Restructuring Expenses.  No restructuring expenses were recorded in 2004. The $161,000 of restructuring expenses in 2003 was attributable to an adjustment made to the restructuring reserve established in 2001, to reflect a change in estimate related to the amount of income we expect to receive from the sublease of our vacated space.

Interest Income (Expense), Net.  Interest income increased from $50,000 in 2003 to $518,000 in 2004, due to higher average cash, cash equivalent, and investment balances, as well as higher average yields on these investments in 2004. We incurred $3,000 of interest expense in the first half of 2003 and none in 2004, as a result of our repayment of all bank debt in 2003.

Equity in Earnings of Joint Venture.  Equity in earnings of joint venture increased from $3,000 earnings in 2003 to $334,000 earnings in 2004. The lower equity in earnings in 2003 was primarily due to higher unrealized losses in 2003, as compared to 2004, on open foreign exchange forward contracts that were purchased by CK Japan in order to hedge anticipated dollar-denominated purchases.

Provision for Income Taxes.  We recorded no provision for income tax in either 2003 or 2004 due to our net loss carryforward position.

Liquidity and Capital Resources

At September 30, 2006, we had $59.6 million in cash and equivalents and investments, representing a $2.4 million increase compared to our $57.2 million balance of cash and equivalents and investments at December 31, 2005.

During the first nine months of 2006, we generated $3.1 million of cash from operating activities, as compared to a use of cash of $500,000 in the first nine months of 2005. The increase in cash generated from operating activities during the first nine months of 2006 as compared to the cash used in 2005 during the same period was primarily due to higher net income (excluding the impact of non-cash stock-based compensation charges), as well as increased accounts payable balances due primarily to the timing of expenses and payments, decreased inventory levels during the first nine months of 2006, and changes in our other operating assets and liabilities, offset partially by higher accounts receivable balances as a result of revenue growth.

Net cash used in investing activities was $9.2 million during the first nine months of 2006, reflecting $7.5 million of net purchases of investments, $1.7 million of purchases of property and equipment (primarily leasehold improvements and furniture and fixtures related to additional office space we occupied during the second quarter of 2006 as well as tooling and test equipment related to our product development efforts) and $300,000 for the purchase of a patent. These outflows were offset partially by $500,000 provided by the release of restricted cash, representing partial return of a security deposit on our primary office lease. Investments are composed of state and municipal obligations, U.S. Treasury obligations, and investment-grade commercial paper.

Net cash provided by financing activities was $1.0 million during the first nine months of 2006, attributable to $774,000 in proceeds from the exercise of stock options and $261,000 of proceeds from the issuance of common stock pursuant to our Employee Stock Purchase Plan.

We anticipate that our cash and equivalents and investments at September 30, 2006, combined with the proceeds to us from this offering, will be sufficient to fund our foreseeable cash requirements for at least the next twelve months.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements within the meaning of Item 303(a)(4) of Regulation S-K.

Contractual Obligations

We lease certain facilities, including our corporate headquarters, under non-cancelable operating lease arrangements expiring through August 31, 2007, with a five-year renewal option. We entered into a sublease through August 31, 2007 relating to certain vacated space, pursuant to which we expect to receive sublease income that will partially offset our lease obligations.

Set forth below is information concerning our known contractual obligations as of December 31, 2005 that are fixed and determinable (in thousands):

	Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating lease obligations (1)	$3,368	$2,022	$1,346	$—	$—

(1)	Does not reflect sublease income that we expect to receive during the following periods: less than 1 year, $492,000; 1 to 3 years, $334,000; and 3 to 5 years, $0.

Quantitative and Qualitative Disclosures About Market Risk

Market risk to which we are subject consists of the risk of loss arising from adverse changes in market interest rates and foreign exchange rates. Exposure to market rate risk for changes in interest rates relates to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We seek to place our investments with high-quality issuers and we have policies limiting, among other things, the amount of credit exposure to any one issuer. We seek to limit default risk by purchasing only investment-grade securities. In addition, we have classified all of our debt securities as available for sale. This classification reduces the income statement exposure to interest rate risk if such investments are held until their maturity date. Based on a hypothetical 10% adverse movement in interest rates, the potential losses in future earnings, fair value of risk-sensitive instruments, and cash flows are immaterial.

Our joint venture, CK Japan, has entered into forward currency contracts to hedge anticipated dollar denominated purchases of product from us. These contracts consist solely of forward contracts to acquire dollars at a fixed yen rate. These contracts are reflected on the balance sheet of CK Japan at current fair value and cover a notional amount of $4.8 million as of September 30, 2006, settling at various dates through 2010. Our exposure to these contracts is limited to the impact on our proportional share of the income or loss of CK Japan. We have provided no guarantees with respect to CK Japan, and as a result the maximum loss we would record with respect to our investment would be the carrying value of that investment at any point in time. At September 30, 2006, our investment in CK Japan was carried at $880,000.

OUR BUSINESS

Overview

We design, sell and market LED lighting systems and related OEM components and license our intellectual property. Our LED lighting systems use semiconductor devices known as light emitting diodes, or LEDs, as the light source. The performance, efficiency and cost of LEDs have been improving rapidly, enabling them to displace traditional light sources, such as incandescent and halogen lamps and neon lighting, in many applications. Using proprietary digital control methods (including our patented Chromacore, Chromasic and Powercore technologies) our intelligent LED lighting systems enable customers to create dramatic lighting effects, provide cost savings and achieve other practical benefits such as color temperature control not attainable with traditional lighting technology. We also provide simplified LED lighting systems, such as dimmable color and white light systems, that do not use our Chromacore or Chromasic technologies, but that use other elements of our proprietary technologies.

Since our founding in September 1997, we have invested substantially in research and development in a number of disciplines related to LED lighting, including thermal and optical engineering, analog and digital circuit design, power conversion, network architectures, control software and user interfaces. As a result of this process of continuous innovation, we have developed a broad range of products, services and technologies and have a patent portfolio with 53 issued patents and approximately 150 patent applications pending at September 30, 2006. We also have an extensive pipeline of new technologies under development. Our patents and patent applications apply to many aspects of LED lighting technology, and also apply to many methods of implementing LED lighting in a wide variety of markets and applications.

We incorporate our proprietary technologies in a wide range of products, including LED lighting modules and fixtures, digital controllers, and software for creating and controlling lighting effects, supported by related hardware and accessories. We offer our products for sale as individual components, or as complete, integrated lighting systems that include all the elements necessary to create and operate LED lighting installations for many types of interior and exterior applications. We sell LED lighting modules incorporating our proprietary technologies to lighting manufacturers and others on an OEM basis, enabling them to bring the benefits of our technologies rapidly to market. We also license our technologies on a royalty-bearing basis.

We draw upon our domain expertise in LEDs, LED binning, electrical, optical, systems, mechanical and thermal engineering, power conversion, LED control, and application software to provide applications engineering, integration and technical support services to assist our customers in specifying, installing and operating our systems.

We currently operate in two principal lines of business:

•	Lighting Systems: we offer intelligent LED lighting systems sold under the Color Kinetics brand for installation in lighting projects where their use has typically been specified by a designer or architect. We also sell simplified LED lighting systems for broader categories of the lighting market.

•	OEM and Licensing: we offer a standard line of LED lighting modules, custom and basic components and other products that can be incorporated by manufacturers in products sold under their own brands. We also license our technologies. We believe that our proprietary technologies not only provide a competitive advantage in many markets where we compete directly, but also offer increasing opportunities, through our OEM or licensing programs, to reach markets and applications that cannot be served efficiently by our own direct sales force.

To date, we have targeted our sales and marketing primarily in high performance color lighting markets, such as architectural, retail, hospitality, and entertainment lighting. In these markets, our customers value the flexibility, performance and control that our intelligent LED lighting systems offer. As the performance and cost-effectiveness of LEDs, particularly white light LEDs, continue to improve, we believe that LED lighting will increasingly displace traditional lighting technology in applications beyond high performance lighting markets, including the specialty white light market and the large white light general illumination market.

We currently offer two families of white light products: essentialWhite and intelliWhite. Our essentialWhite line of products is a relatively inexpensive offering providing a dimmable white light output at a fixed color temperature using our proprietary technology. Our intelliWhite line of products is a higher-end offering that, in addition to providing dimmability, provides variable color temperature of white light using our proprietary Chromacore and Chromasic technology. To date, we have not derived substantial revenues from sales of our white light products. However, we will continue to devote substantial resources to the development of new and enhanced white light products. During 2007, we intend to add a new business unit that will focus exclusively on the white light specialty and general lighting market.

We do not manufacture LEDs. We purchase LEDs and other critical components that are used in our systems from major semiconductor manufacturers, and we outsource the manufacture of our products to contract manufacturers, primarily in Asia. We also have substantial expertise relating to supply chain management and the manufacture of our products, including proprietary manufacturing processes that we license to our suppliers.

Industry background

Since the invention of the transistor in the mid-twentieth century, solid-state semiconductor devices have revolutionized many industries such as radio, television, telecommunications and computing. As digital technology has replaced mechanical controls, vacuum tubes and analog signal processing, existing devices have been made cheaper and more useful. We believe that the lighting industry, which has not substantially changed its basic technology since electric light bulbs replaced gas lamps more than a century ago, is embarking upon a similar transformation, as conventional light sources are replaced by digitally controlled solid state devices.

We believe that LED lighting, in which semiconductors replace incandescent or fluorescent lamps as the light source, has the potential to transform the lighting industry. LED lighting is displacing traditional lighting technologies in existing applications and innovative new LED lighting products may create entirely new market segments and applications.

The adoption of LED lighting is being driven by continuing improvement in the performance and cost-effectiveness of LEDs and by their significant functional advantages in comparison with traditional lighting technology. These advantages include:

Greater Efficiency and Lower Power Consumption.  LEDs provide greater efficiency than traditional lighting sources, producing more light with the same amount of power, and less heat. In the early 1970s, a typical LED could produce only 0.2 lumens (a standard measure of light output). Following a pattern known in the LED industry as Haitz’s Law (a corollary to Moore’s Law, which describes the rapid rate of growth in computing power per integrated circuit), light output per LED package has doubled every 18 to 24 months for the last 30 years. By combining a small number of LED packages, it is now possible to generate light of sufficient intensity to provide general lighting in many applications that currently use conventional lighting technologies. At the same time, the introduction of new designs, materials and fabrication processes has increased the efficiency with which LEDs convert electrical energy to light, as well as improving the percentage of useful light that actually escapes the semiconductor and its package. LEDs have already surpassed incandescent lamps in efficiency, as measured in lumens per watt, and many industry experts expect LEDs to surpass even the most efficient conventional light sources, currently fluorescent and metal halide lamps, within the next few years.

Greater Reliability and Longer Life.  The actual life of any light source depends on a variety of factors, including usage patterns and environmental factors. Currently available LEDs have predicted source lives, under average conditions, of up to 50,000 hours (representing the point at which they are predicted to have lost 30% of their original brightness), compared with source lives of 1,000 to 2,000 hours for a typical incandescent light bulb or 10,000 to 20,000 hours for a fluorescent lamp. This longer source life permits their initial cost to be spread over a longer period. It also reduces the labor costs associated with replacement and facilitates their use in remote or inaccessible environments. LEDs also break less frequently because they have no filaments, glass tubes or moving parts and are able to withstand shock, vibration and other environmental factors that would shorten the life of a traditional lighting device.

Cost-Effectiveness: The “Cost of Light.”  The cost-effectiveness of a light source is a function of its initial cost, its efficiency and the length of its source life. Sophisticated purchasers of lighting systems, such as managers of large buildings or public works installations, evaluate the cost of competing lighting products based on the cost to buy, install and operate them over their expected lifetimes. This measure is referred to in the lighting industry as the “cost of light.” The cost of light for a given lighting device takes account of:

•	the initial cost to acquire and install the device;

•	labor and other costs associated with maintenance over its predicted source life; and

•	the cost of energy consumed by the device over its predicted source life.

Spreading these costs over the predicted source life of the device yields the cost of light. This calculation, expressed in dollars per lumen-hour, is used in the industry as a measure of the hourly cost of the light produced by the device. The initial cost of an LED light source is currently higher than that of a traditional light source of comparable output. However, as the LED industry makes the transition from manufacturing in small quantities, often in the laboratory, to manufacturing in large volumes in modern semiconductor factories, LEDs are rapidly decreasing in cost per lumen. The cost of light provided by LED light sources, in dollars per lumen-hour, has dropped steadily over the past 30 years, and is already superior to that of incandescent and halogen light sources, due primarily to the improvements in LEDs’ cost and efficiency described above.

Better Color Characteristics.  While traditional lighting technologies require the use of special coatings or mechanical devices such as gels or filters to produce colored light, LEDs are capable of producing light in pure, saturated colors. The range and purity of the colors produced by LEDs has accelerated adoption of the technology by end-users for whom the color characteristics of light are highly important. Recently, LED manufacturers have devoted substantial resources to developing methods of producing white light from single LEDs, for example by using blue or UV-emitting LEDs to excite phosphors deposited on the inside of the LED package so that they emit white light. Development efforts continue toward producing white light from a single LED with appropriate color characteristics and sufficiently high output for use in general lighting applications.

Capability for Digital Control.  Unlike traditional lighting devices, which typically draw large current loads and require cumbersome switching devices, LEDs operate at relatively low voltages and current loads and can be controlled directly by a digital interface. Lamps using traditional technologies, which typically operate at line voltages such as 110 volts or 230 volts and draw large current loads, require heavy wiring to supply their power and must be controlled by mechanical rheostats, switches or relays or by large solid-state devices. By contrast, LEDs usually operate at much lower semiconductor voltages, and can be controlled directly by digital drive electronics and microprocessors.

Increased Flexibility.  LEDs’ small size, reduced low power consumption and low heat permit greater flexibility in designing and installing lighting fixtures, systems and installations. Their directional characteristics permit light to be more efficiently directed where it is needed. The ability to design and deploy lighting displays without the need for heavy cabling and cumbersome switching devices, and the capability to digitally control dynamic lighting effects in a full range of colors, have given lighting designers, architects and other users new freedom and flexibility to create entirely new types of lighting applications.

These attributes of LED lighting initially made it attractive to customers in the high performance color lighting markets. These attributes are also potentially valuable in both specialty white and general white lighting applications.

In general lighting applications, white light is used for utility, i.e., for illumination of areas and tasks rather than for visual impact. Further improvements in the initial cost and performance of white light LEDs will be necessary before LED lighting can be widely adopted as a source of white light for general illumination purposes. We believe that competition among LED manufacturers will overcome many of these technical obstacles, and that advancing white light LED technology and customer demand for new uses of light will create opportunities for application of our LED lighting technologies in segments of the general lighting market.

Adoption of LED lighting technology in applications requiring white light for general illumination is in its early stages, and it is unlikely that in the near term products designed for the general lighting market will account for a substantial portion of our revenues. However, we believe that, with our proprietary technologies, industry expertise and proven products and track record, we are well positioned to take advantage of emerging opportunities to penetrate segments of the specialty white and large general white lighting market with our LED lighting technologies.

Our Competitive Strengths

We believe that as we address these opportunities, we have a number of competitive strengths:

•	Breadth of Our LED Lighting Solutions. The patented digital control technologies embedded in our products enable our customers to display millions of colors in dynamic, changing effects. We know of no other vendor that offers a line of LED lighting products and services as broad as ours and that can match our ability to deliver, from a single source, lighting systems that integrate all the components necessary to design, install and operate sophisticated LED lighting for a wide range of applications.

•	Reliability and Ease of Use. Our LED lighting systems are designed to be easy for customers to specify, install and use. Our systems have been installed in thousands of user sites around the world. Due to their mature design, our rigorous quality control processes, and our experience from thousands of installations, our systems are reliable and field proven.

•	Ability to Develop and Commercialize New Technologies. We bring to market innovative products that meet the specific needs of our customers. In the last 18 months we have introduced a substantial number of next generation products and technologies, such as our Powercore digital power supply and drive technology, our intelligent color changing “string light” offerings, new, Ethernet-based control solutions and our intelliWhite and essentialWhite white light products. We have also continued to introduce enhanced versions of many of our existing products, providing features and performance designed to address the particular requirements of customers in our target markets.

•	Depth of Technical and Industry Expertise. We have developed extensive know-how in LEDs and LED binning, in electrical, optical, systems, mechanical and thermal engineering and in power conversion, LED control and application software, as well as knowledge of the specialized requirements of customers in specific vertical markets, such as the entertainment, theatrical lighting, hospitality and retail industries. Our relationships with prominent lighting designers, lighting equipment manufacturers and other industry participants give us insight into industry trends and assist us in developing and bringing to market products that respond to the evolving needs of the marketplace.

Our Strategy

We seek to be the leading provider of intelligent LED lighting systems and technologies. Key elements of our strategy include:

•	Extend Technology Leadership and Intellectual Property Position. We will seek to use our experience in designing and manufacturing LED lighting systems, our digital control technologies and our intellectual property portfolio both to extend our competitive advantage in the high performance color lighting markets we presently serve and to enter new markets. Our objective is to have our digital control technologies become the de facto standard for LED lighting. We will continue to innovate by developing new advanced digital control techniques, capitalizing on the capabilities of new generations of LEDs and refining our product engineering and manufacturing capabilities.

•	Leverage Core Technologies to Expand Product Offering. We intend to continue to expand our product line by adding new categories of lighting devices, enhanced digital control and authoring capabilities and new value-added services, with the goal of providing our customers with the most complete solution to their LED lighting requirements, whether simple or complex.

•	Expand OEM and Licensing Businesses. We seek to develop additional OEM and licensing relationships with leading companies inside and outside the lighting industry, to expand our market reach into segments beyond those we directly target, increase our total revenues and improve our profit margins. Another key component of our OEM and licensing strategy is to strengthen awareness of our brands. For example, our agreements with OEM customers generally require that OEM products containing our OEM lighting modules, and products using our licensed technologies, be identified as licensed by Color Kinetics.

•	Broaden Our Sales and Distribution Channels. We will continue to increase the scale and geographic coverage of our direct and indirect sales and sales organizations, particularly in international markets. We also intend to continue to broaden our distribution channels to reach new markets, such as the higher volume, lower cost non-specification market, that are not currently served by our direct sales force.

•	Accelerate Efforts to Penetrate the White Light Market. To date, we have concentrated primarily on the high performance color-changing lighting market. We intend to accelerate our efforts to penetrate the white light market, where we believe our proprietary technologies, industry expertise, proven products and track record in designing and selling LED lighting systems will provide us with significant advantages. We believe that as LED manufacturers continue to improve the performance and lower the cost of white light LEDs, customers will increasingly appreciate the practical and aesthetic benefits of white light LED lighting systems. We will continue to devote substantial resources to the development of new and enhanced white light products and technologies. To that end, we intend during 2007 to establish a new business unit that will focus exclusively on the white light specialty and general illumination markets.

Products and Services

We offer a broad range of intelligent LED lighting systems, simplified LED lighting systems, and services that are designed to meet the diverse requirements of our customers. All of our LED lighting systems draw upon, to varying degrees, our intellectual property, including our patents.

Our intelligent products combine the advantages of LEDs as a light source with the power of digital control. Each intelligent lighting device includes a subassembly typically consisting of LEDs mounted on a circuit board with a microprocessor. Our standard color changing products are comprised of red, green and blue LEDs which, using our patented Chromacore technology embedded in the microprocessor, drives the LEDs to provide millions of colors, controlling all aspects of the illumination, including color, brightness and special effects. Many of our newest intelligent products employ our patented Chromasic technology, in which a custom-designed integrated circuit combines power, communication and control in a single silicon chip, enabling a module approximately the size of a pencil eraser and containing as few as four components to generate billions of color combinations. Our Chromasic technology provides significantly increased flexibility in addressing and controlling large numbers of lighting addresses and reduces the cost of complex lighting installations. We believe that the patented digital control technologies that are embedded in our intelligent products enable features, performance and practical benefits that are not available from other vendors. Our IntelliWhite products utilize this same level of control to provide the capability of adjusting both the color temperature and the brightness of the light.

Our color and white simplified LED lighting systems utilize our domain expertise in LEDs, LED binning, electrical, optical, systems, mechanical and thermal engineering, power conversion, LED control, and application software. Our color and white simplified LED lighting systems are focused on broader categories of the lighting market.

Products

We offer two principal product lines: lighting systems and OEM modules. Our lighting systems include all the hardware, software and other components necessary to implement dynamic lighting installations in interior or exterior environments. Our OEM products include a standardized line of LED modules, custom components and other products that can be readily incorporated by other manufacturers in their products, enabling them to rapidly bring to market the benefits of our proprietary technologies. We provide engineering, integration and technical support services to assist our customers in specifying, designing, integrating, installing and operating our systems.

In the last 18 months, we have introduced a number of next generation products and technologies, as well as enhanced versions of our existing products, providing features and performance designed to address the particular requirements of customers in our target markets. Examples of these recent product innovations include:

•	Powercore, digital power processing supply and drive technologies which enable the power supply to be integrated into the lighting unit, eliminating the need for a separate remote power supply. An installer can now run 100 or 240-volt line voltage directly to the light fixture, greatly simplifying installation complexity and reducing cost.

•	essentialWhite and intelliWhite, a range of high output white light products based on the latest generation of high brightness white LEDs, including both simplified dimmable lights and intelligent color temperature-controllable lights that use our new Powercore power processing technology, wall washers, linear lights, cove lights, outdoor and underwater fixtures, and MR-format halogen replacement lamps.

•	our intelligent color changing “string light” offerings that utilize our Chromasic technology were expanded with the introduction of iColor Flex SLX, a brighter, larger-node version of our popular iColor Flex SL and new intelliWhite Flex, an intelligent string light featuring individually addressable white light nodes.

•	advanced Ethernet-based control solutions, including enhancements to Light System Manager, our sophisticated authoring and playback system, and Video System Manager. Video System Manager employs video-based digital control to produce complex effects and scales to accommodate large lighting installations including thousands of individually controlled LED nodes.

•	new products for the OEM market, including a translator chip, making it easier for OEMs to communicate with a Chromasic chip, a low end control chip, to enable OEMs to provide simple playback control of lighting effects, and an LED driver module, to enable OEMs to more easily connect power drivers to their LED arrays.

•	a proprietary design for a system of replaceable ballasts and interchangeable light modules for the OEM market (we currently refer to this technology as Lumacore).

Lighting Systems

Our lighting systems, marketed under the Color Kinetics brand, are typically specified by a lighting designer, architect or interior designer, and are purchased by electrical contractors or project owners for installation. Our lighting systems product line includes lighting devices, digital controllers and software, power and data supplies, peripherals and accessories.

Lighting Devices

We design subassemblies containing varying numbers and types of LEDs in enclosures of different shapes and sizes, to provide lighting devices that offer form factor, brightness, directional characteristics and other attributes that are appropriate for a variety of environments and purposes. We purchase the LEDs we use in our lighting devices from semiconductor manufacturers and combine them with other standard electrical components and enclosures, lenses and other components and subassemblies that are designed specifically for use in our products. Our lighting devices, color changing and white, are available in a range of intensities, physical configurations and price points. Our product line includes the following:

•	indirect color changing cove lights in numerous configurations for alcove, under cabinet and backlighting (iColor Cove MX Powercore, iColor Cove QL, iColor Cove NXT, iColor Cove EC);

•	direct-view and indirect view color changing linear lights for interior and exterior accents, contours and highlights (iColor Accent);

•	intelligent color changing “string lights” utilizing our Chromasic technology, suitable for interior and exterior illumination of three-dimensional shapes for signage, landscape, alcove and aisle lighting (iColor Flex SL, iColor Flex SLX);

•	color changing light tiles utilizing our Chromasic technology for recessed or surface mounting to create intricate, dynamic color light displays on interior and exterior ceilings, walls, facades or other surfaces (iColor Tile FX, iColor Module FX);

•	color changing replacement bulbs designed to be compatible with standard bi-pin based fixtures (iColor MRg2);

•	architecturally-styled interior and exterior color changing flood, spot and linear lights for washing walls and other large surface areas (ColorBlast 12, ColorBlast 6, ColorBurst 6, ColorBurst 4, ColorCast 14 and UV Blast, an ultraviolet version of Color Blast);

•	fully submersible color changing and white light spotlights for use in fountains, landscaping, theme parks and marine applications (C-Splash 2 and iW CSplash);

•	high performance color changing “border lights” that provide far-reaching casts of color for theatrical, entertainment, TV studio and architectural applications (ColorBlaze 72, ColorBlaze 48 and, most recently, the Blast 12TR, designed for the rental market);

•	intelligent high-brightness white LED fixtures and lamps offering color temperature control and dimming that produce high quality white light and consist of wall-washing, cove accents, and replacement lamps (IntelliWhite iW Blast 12, iW Cast 14, iW Profile,); and

•	simplified LED lighting systems that may or may not be dimmable (essentialWhite MR and essentialWhite Cove).

We do not expect revenues from our white light products to account for more than 5% of our total 2006 revenues.

Digital Controllers and Software

Control technologies are at the heart of an intelligent LED lighting system. The objective of our digital control technologies is to provide sophisticated control, easy-to-use interfaces and simplified integration. Our products typically support the DMX communication standard widely used to control theatrical lighting and stage equipment. We also provide means to easily integrate with many third-party architectural lighting control systems. Our control systems and authoring software eliminate the need for expensive lighting boards and automate the time-consuming process of manually programming each individual lighting address for each step in the progression of the light show.

We offer controller products suitable for applications ranging from small, simple installations to extremely large and complex installations. Our controller and software offerings include:

•	entry-level controllers that allow the user to easily select pre-programmed lighting effects though the push of a button or a twist of the dial, for installations involving smaller numbers of lighting addresses (IntelliWhite iW Scene Controller, ColorDial, Synchronizer, Multi Synchronizer);

•	mid-level digital storage and playback control devices that accept the download of custom lighting shows and play them back, for installations with up to 340 individual lighting addresses (iPlayer 2 and 3, Controller Keypad, SmartJack 3);

•	authoring software with a graphical user interface that permits end users to design custom lighting shows on a PC, for download to one of our storage and playback devices or playback directly from a PC (ColorPlay); and

•	advanced control systems, consisting of integrated hardware and software modules, which dramatically reduce the effort involved in designing and playing back intricate, large-scale lighting effects. These Ethernet-based systems are scalable, permitting the control of tens of thousands of individual lighting addresses (Light System Manager, Video System Manager).

Power Supplies, Peripherals and Accessories

We supply a range of power supplies, some including integrated Ethernet capabilities (to simplify data wiring), designed specifically to provide power and send data from digital controllers to our lighting products. Additionally, we provide data enablers, addressing devices, wiring harnesses, power and data cables, adapters and other specialized components for use in installation of our products. We also sell lighting accessories that are used to direct and control the quality of light, particularly in theatrical or entertainment applications. In addition, numerous companies now offer peripherals and accessories specifically designed to be compatible with our products.

OEM Products

We offer a range of intelligent and simplified LED lighting solutions for sale on an OEM basis, from custom-programmed microprocessors that customers integrate into their own LED lighting system to complete, private label products delivered in the customer’s branded package. Many of the subassemblies and components developed for use in our lighting devices are made available as OEM products. Our OEM offerings include:

•	standardized modules, which we call Digital Light Engines, consisting of LEDs and custom-programmed microprocessors integrated into a single, digitally controlled, light module, available in various sizes, shapes and brightness configurations (Series 100, 200 and 300 DLEs);

•	replacement lamps designed to fit into standard, incandescent light fixtures (iColor MRg2);

•	power data supplies, power data modules and our new LED driver modules (Series 100, 200 and 300 PDSs, PDMs and LDMs);

•	digital controllers, including our newly introduced translator chip and low end control chip, and our authoring software;

•	engineering and support services, which may include technical training, reference designs and/or custom product designs; and

•	components, including custom-programmed microprocessors and LEDs.

OEM customers have incorporated our Digital Light Engines and other OEM products in applications in a variety of industries, including architectural and entertainment lighting, automotive aftermarket, pool and spa, aerospace and gaming. The purchase of a Digital Light Engine or other OEM product may include a license to use any of our applicable patents. In most cases, our OEM customers market their products under their own brands. To promote awareness of our proprietary LED lighting technologies and our brand, our agreements with OEM customers generally require that products that contain our OEM lighting modules, and products including our licensed technologies be identified as licensed by Color Kinetics.

Services

We provide a range of professional services to assist our customers in specifying, designing, installing, and operating our lighting systems. We provide assistance in the specification of appropriate products, on-site supervision services to ensure that the system is properly installed, and operational and programming services using our authoring software tools to create customized light shows, typically at the customer’s expense. When customers request that we develop specific modifications to our products in response to their specific requirements, we perform these non-recurring engineering services, typically at the customer’s expense. To assist our customers in successfully integrating our technologies in their products, we offer technical support that includes extensive technical documentation, tutorials, software downloads, development tools, and around-the-clock telephone hotline support. We also provide detailed reference information covering thermal, power, optics, regulatory and other considerations affecting the integration of our OEM products, as well as guidance concerning the use of our authoring products and standard DMX and other control techniques.

To date, services have represented an insignificant portion of our total revenues.

Markets and Applications

We believe certain key attributes are sought by most customers in all the markets we serve. These include:

•	Flexibility: Lighting and design professionals seek flexibility in designing, locating and installing lighting displays in a variety of interior and exterior environments and on scales ranging from the intimate to the monumental. Control schemes from basic to highly sophisticated add the dimension of dynamic capabilities. Our intelliWhite products offer this flexibility through color temperature control.

•	Performance and quality: Users in these markets require systems that are capable of providing light of varying intensity in a full range of saturated colors that are accurate and consistent over time, and also are robust, reliable, low maintenance and energy-efficient.

Lighting Systems Markets and Applications

The markets for our lighting systems include the traditional markets for color-changing lighting such as theater and entertainment venues. However, applications for this technology exist in many additional markets including retail, hospitality, architectural, and high end residential. Our lighting systems have been installed in thousands of end-user sites worldwide, in applications such as the following:

•	Commercial and Civic Architecture. Our lighting systems are used to differentiate and accentuate architectural elements in a wide variety of theaters, concert halls, corporate offices, public spaces, bridges, monuments, fountains, government facilities, churches, schools, universities, and hospitals.

•	Hospitality. Hotels, casinos, cruise ships, restaurants, bars, and nightclubs add entertainment elements to their properties to attract and retain patrons. Dynamic lighting is an effective tool because much of this industry’s business comes alive in the evening hours. Many hospitality venues have low ambient requirements, making them a good fit for LED lighting systems’ output levels.

•	Retail and Merchandising. Retailers competing for customer attention add entertainment value to the shopping experience by using dynamic lighting in their overall store design, in visual merchandising programs, and in store window displays. With recent developments in white light technology, we now provide solutions for the entire store, including merchandise lighting, decorative accent lighting, outdoor signage and display cases. Specifically in the area of merchandise lighting, our line of intelliWhite products offer color temperature control which enables customers to calibrate color quality to optimize the way merchandise is illuminated, improving the presentation of the merchandise and helping to stimulate purchases.

•	Entertainment, Events, Concerts and Theatrical Production. Theaters, concert halls, amusement parks, themed environments, and producers of live performances and events make extensive use of dramatic theatrical lighting and appreciate the enhanced capability lighting adds to set design, stage lighting and themed displays. The durability, longer source life and absence of gels or filters in LED lighting systems give them practical and economic advantages over typically large, cumbersome and fragile conventional lighting equipment. Low resolution video display capabilities in our systems have become a mainstay in touring concert productions.

•	TV Production. Studio-based television news programs, game shows and talk shows use dynamic lighting to add excitement, glamour and identity to show set designs and fill lighting. Our lighting systems also emit relatively little radiated heat, which allows for their use in tight spaces or within set elements, near performers, and in other areas where conventional light sources are impractical.

•	Electronic Signage and Corporate Identity. Signage and point of purchase designers and fabricators use dynamic lighting in projects such as backlit and uplit displays, glass signs, interior or exterior signs, and channel letters. Many venues seek to distinguish their presence with powerful exterior signage displays.

•	Residential Architecture. Specialty and accent lighting are used in residential projects for applications such as cove, cabinet, under counter and landscape lighting and home theaters. The intelliWhite line of products in particular have strong practical benefits for these accent applications.

•	Exhibits, Display, and Museums. Dynamic lighting is used in trade show booths and museum displays to highlight featured areas or to add impact and entertainment value to the overall display. IntelliWhite products optimize displays through color temperature control and protect exhibit space through the absence of UV or heat emitted from the source.

OEM and Licensing Markets and Applications

We establish OEM relationships with companies that we believe offer high quality products, have strong product development and distribution capabilities and can rapidly bring to market the benefits of our proprietary technologies in markets that may or may not be otherwise served by our lighting systems products. Whenever possible, we seek to require that customers’ OEM products interoperate with our control systems, consistent with our objective of establishing our control systems as the industry standard for intelligent lighting systems.

We make our patents and technologies available for license in all the markets where our intellectual property portfolio provides coverage. In our licensing efforts, we negotiate royalty rates that reflect the value of our technologies to licensees and their product lines. Other factors that influence royalty rates include the competitive conditions within the relevant market, committed minimum royalties, fixture prices, the market position of the partner, and other factors. In general, we do not enter into exclusive long-term OEM agreements or licenses except where we believe that a single company has a dominant position in a vertical market.

A partial list of the market segments addressed by our current OEM and licensing customers is as follows:

•	Architectural lighting

•	Entertainment lighting

•	Pool and spa

•	Consumer products

•	Aerospace

•	Digital entertainment and gaming

•	Toys and children’s entertainment

We are exploring opportunities in additional vertical markets in which we believe our technologies could provide significant value.

Intellectual Property Strategy and Technology

Our intellectual property strategy has three elements. We employ a market-driven intellectual property strategy, intended to establish a strong patent position in each of three areas: the color architectural lighting market; other specialty markets for color lighting applications; and the general white light market. We also employ a technology-driven intellectual property strategy, focused on obtaining patents that cover our innovations at all levels, ranging from core technologies and products to high-level control systems, complete lighting systems, applications and methods of use. We also patent our product innovations, including design patents, to protect particular features of our products.

Our intellectual property strategy is directed by a cross-functional team that includes key technical personnel, members of senior management, and both inside and outside patent counsel. Since our inception, we have sought to build a patent portfolio that will protect our core business and provide high-value licensing potential. In addition to filing short, narrow patent applications on core technologies and products, we have also generally filed extensive patent applications, disclosing many different technologies and market applications in each filing, including not only our own implementations, but also identifiable alternatives and design-around solutions. At September 30, 2006, we had 53 issued patents and approximately 150 pending patent applications, including foreign applications in many jurisdictions.

Fundamental Technology Patents

As an early entrant to the LED lighting market in 1997, we patented many aspects of LED lighting systems that we consider to be fundamental to our business. Our patents and patent applications apply to LED lighting implementations using many forms of semiconductor lighting in addition to LEDs, including emerging LED technologies such as organic LEDs, fluorescing chemicals, luminescent polymers, and others.

Market-Driven Intellectual Property Strategy

In addition to obtaining patents directed to fundamental technologies used in our products, we also seek patent protection for methods of using our technologies in specific markets and applications. For example, in the architectural lighting market, we have patents that are directed to various architectural lighting fixture types, lamps, bulbs, and circuit boards designed to work with architectural lighting fixtures and methods to make LED lighting systems compatible with traditional lighting fixtures and wiring. Other vertical markets to which we have directed patents and patent applications include pools and spas, transportation environments, automotive lighting and a number of other markets in which we already have, or are pursuing, OEM and licensing relationships.

White Light Technologies

Many of our patents and patent filings are directed to fundamental technologies that are specifically designed and implemented for the white light general illumination market, including both the specialty and commodity white light markets. Moreover, a number of our patents that apply to color LED lighting in the architectural lighting market and the specialty lighting markets also apply to the white light market, as white light color temperature control is one implementation of general color control. In addition to those relating to white light color temperature control systems, we have patents and patent filings covering, among other things, placing LED lighting systems on dimmer circuits and systems for retrofitting LED lighting systems into traditional lighting fixtures and sockets. We also have issued patents that are addressed specifically to white-light products and technology.

Sales and Marketing

We sell our lighting systems through our direct sales force and through distributors and manufacturer’s representatives in North America, Asia, Europe, Latin America and the Middle East. Outside North America, value added resellers (“VARs”) can function as both manufacturer’s representatives and distributors. In a typical lighting systems sale, our direct sales force, in cooperation with a distributor, dealer, manufacturer’s representative or VAR, works with a lighting designer, architect or other specifier to have our system “designed in” to a particular project. Typically, this is followed by a bid process in which pricing and other terms are negotiated with the project owner or owner’s representative. When the project has reached the appropriate stage, our product is shipped, typically to a distributor, which purchases the system from us and, in turn, sells it to the project owner or its electrical contractor for installation.

We sell our OEM products primarily through our direct sales force and, in certain cases, manufacturer’s representatives or distributors with strong industry relationships and expertise in a particular vertical market. In a typical OEM sales cycle, our direct sales personnel first work with a manufacturer to qualify our systems for incorporation into one or more of its products. Initially, the manufacturer may purchase only small quantities of our system. Once a product incorporating our system is introduced and successfully marketed by our OEM customer, purchases of our OEM products in larger volumes may occur.

At September 30, 2006, our total sales force consisted of 56 sales and sales support professionals. This represents an increase of 40% from December 31, 2005. These include direct sales, OEM sales and inside sales representatives, sales managers, and sales support personnel, located at our headquarters in Boston, Massachusetts, and throughout North America, the United Kingdom, Germany, Hong Kong and China.

The sales channel for our LED lighting systems varies by application. In North America, we typically use manufacturer’s representatives who call on lighting designers, architects and other specifiers to educate them about the capabilities of our systems, promote the use of our products in particular projects, and assist in the design and implementation phases of the project. We serve the entertainment sector through dealers who have expertise in the specialized requirements of theatrical, event or television studio environments, and who provide system integration and equipment rental services to the industry. Other customers, such as national retailers with multiple locations, are served directly by our sales force.

Our indirect distribution network consists of dealers, distributors, and VARs, who stock our products and provide integration services in local markets worldwide. In North America, we refer smaller orders (generally those having a value less than $10,000), as well as all orders for specifically defined regions of the Canadian marketplace to our distributor CKDI for fulfillment.

We have developed strong relationships with prominent lighting designers, interior designers, architects and other professionals who design and oversee the installation of advanced lighting systems and influence the opinions and practices of others in the lighting industry. Our relationships with these specifiers, influencers and industry participants enable us to educate the marketplace as to the benefits of our LED lighting systems. They also give us early notice of industry trends and assist us in developing and bringing to market products that are responsive to the evolving needs of the marketplace. In the OEM market, we have entered into relationships with manufacturers of lighting equipment and other products who we believe can offer both significant expertise and broad distribution capabilities in selected target markets.

Our marketing strategy comprises a number of programs and activities designed to increase broader awareness of our leadership and LED lighting in general. These programs include hosting and conducting a wide variety of educational seminars, distributing product samples for demonstration and often elaborate system mock ups, and the promotion of an extensive portfolio of reference installations and case studies that showcase the use of our products by well-known architects and designers in prominent applications worldwide. In addition, we manage a marketing communication program consisting of trade shows, seminars, print advertising, collateral, and interactive media. These programs are targeted to our key market demographics, including lighting designers, architects, theatre professionals, building owners, retail designers, project specifiers and others involved in lighting placement and interior design. Programs such as these enable us to package our product and message for specific markets like retail and entertainment as well as to leverage our internal infrastructure to support our global expansion. We also maintain a public/media relations program, which includes active media outreach to gain editorial coverage in appropriate trade and business publications, monthly newsletters to key stakeholders, award submissions, executive speaking placements, and customer case studies for promotional and sales support purposes.

We are active in LED lighting initiatives in industry organizations such as the National Electrical Manufacturers Association, Illumination Engineering Society, Entertainment Services and Technology Association, Professional Lighting and Sound Association, and the Next Generation Lighting Industry Alliance. Our participation in efforts to create standards in the LED lighting field helps promote the wider use of LED lighting as well as highlighting our standing as a leader in the field. We participate actively in industry events and trade shows and our executives frequently speak at conferences and seminars on topics related to LED lighting.

Research and Development

Our products require the sophisticated integration of electronics, mechanical engineering, optics, thermal management, integrated circuit design, software and network communications technologies. Our scientists and engineers design LED lighting modules, lighting devices, power sub-systems, digital controllers, application-specific integrated circuits, microprocessor firmware, applications software and network communications software, among other things.

We conduct separate programs for fundamental technology research and product development. Our fundamental technology research team, which includes one of our co-founders, is augmented by experts in digital control systems, software, electrical, thermal and optical engineering and power systems. Inventions by our fundamental technology research team are captured in patent applications and evaluated for their potential to be embodied in products. The most promising inventions are subjected to a rigorous product development process that includes feasibility analysis, market research and customer feedback. Products that receive market validation in this process are added to our product roadmap and are assigned aggressive engineering and development milestones leading to product introduction.

We perform research and development at our facilities in Boston and in Shenzhen, China. Our research and development expenditures were $5.2 million in the first nine months of 2006, and were $4.6 million and $3.5 million for the years ended December 31, 2005 and 2004, respectively. As a percentage of total revenues, research and development expenses were 11% for the first nine months of 2006 and remained constant at 9% for each of the years ended 2005 and 2004.

Manufacturing, Distribution and Quality

We use contract manufacturers, primarily in China, to manufacture our products. We have also begun to explore the use of third-party manufacturers in other regions, including Mexico. These contract manufacturers supply all necessary labor and raw materials, other than LEDs and certain other key components. Recognizing the importance of managing our supply relationships through the use of on-site personnel, in early 2003 we opened an office in Shenzhen, China. This office is staffed by engineers and supply chain management and quality specialists, who are able to communicate on a daily basis with our contract manufacturers. We also maintain an inventory of LEDs and other critical components, such as the application-specific integrated circuits, or ASICs, used in our Chromasic technology, as well as finished goods at a warehouse in Shenzhen that is operated by a third party. This close communication with our contract manufacturers and local staging of critical components helps us to maintain quality, tightly monitor our supply chain and accelerate our product development cycles.

We employ rigorous quality control procedures for manufacturability and design, conducting failure mode effect analysis during product design and conducting testing and acceptance of products at the contract manufacturers, including testing and burn-in of all LED lighting components to ensure proper function before shipment.

We source LEDs and other standard electronic components from a variety of manufacturers. We depend on a small number of suppliers for certain components critical to the operation of our LED lighting systems. For some of these components, we have only a single qualified supplier. For example, we currently purchase all the ASICs used in our Chromasic products from a single vendor. We periodically review our sources of LEDs to better assure ourselves of adequate supplies of these components at reasonable costs. The process of identifying a qualified vendor and obtaining components in needed quantities from the new vendor is a time-consuming process, which can take from six to nine months or more. Our systems incorporate standard electronic components and other raw materials that are typically available from a number of vendors. However, we have in the past occasionally experienced delays in delivery or shortages of such components and materials. We typically do not enter into long-term agreements with our vendors, and thus in general have no contractual assurances of continued availability or favorable pricing of components and raw materials utilized in our systems.

One of the most significant challenges in semiconductor lighting markets is color consistency. Despite the efforts of semiconductor manufacturers to increase quality and consistency, LEDs of the same type from a single manufacturer can vary significantly in wavelength and intensity. Manufacturers place groups of similar LEDs in lots, or bins, that have similar color characteristics; however, if only a limited set of high-quality bins are used, then the manufacturer’s yield falls and the unit cost of the device typically increases. To address the need for color consistency while also facilitating the use of LEDs from a wider range of bins, we developed proprietary software, known as Optibin, for grouping LEDs from a wide range of different bins into lighting devices that produce light that is highly consistent from device to device. We license the Optibin software to our LED manufacturers, solely for use in sorting products for us, so that they can group LEDs from a wider range of bins for us, thus improving quality and reducing our costs.

We also outsource the order fulfillment function for our products. Large orders are fulfilled through supply chain fulfillment centers in China, Europe and the United States that are operated by a third party or by shipment direct from the contract manufacturer.

Certification and Compliance

We have developed and maintained a core competency in certification and listing processes for LED lighting systems. We believe we were the first to provide Underwriters Laboratories or UL-listed and UL-classified products for intelligent LED lighting. Where appropriate in jurisdictions outside the United States, we obtain other similar national or regional certifications for our products, such as Conformité Européenne (CE) in Europe and Product Safety Electrical (PSE) in Japan. Our broad knowledge and experience with electrical codes and safety standards has facilitated installation of our products, even in municipalities with strict codes. Since existing codes and standards were not created with LED lighting systems in mind, we have worked closely with organizations that oversee codes and standards that are germane to LED lighting systems. We believe that certification and compliance issues are critical to adoption by customers. Substantially all of our products are ROHS compliant.

Competition

In the high performance lighting markets in which we have primarily competed to date for the sale of our intelligent LED lighting systems, competition is fragmented. Our systems compete with lighting products utilizing traditional lighting technology provided by many vendors. In addition, we face competition from a smaller number of manufacturers of traditional lighting equipment that have developed one or more LED lighting products.

In the white light market, we expect to encounter competition from some of the competitors described above. Additionally, to the extent that we introduce white light products for use in general lighting applications, such as retrofit lamps for standard fixtures, we expect to encounter competition from large, established companies in the general lighting industry such as General Electric, Matsushita, Osram Sylvania and Philips Lighting, each of which has, we believe, undertaken initiatives to develop white light LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting systems than we do. We may also face competition from traditional lighting fixture companies, such as Genlyte Group, Lithonia Lighting, Hubbell Lighting, and Cooper Lighting.

In each of our markets, we anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us by introducing more complete systems that do not infringe our patents.

We face substantial competition in Japan, in particular from Matsushita. In addition, CK Japan’s competitors may not face the same margin pressure as does CK Japan, which must buy its products from us before reselling. Moreover, although we have filed a number of patent applications in Japan, to date we have not been successful in obtaining an issued patent in Japan; thus our competitors are not currently subject to infringement risk.

Employees

At September 30, 2006, we had 132 full-time employees, including 56 in sales, marketing and licensing, 51 in research and development and product related support service, including product management, engineering, supply chain management and quality and 25 in general and administrative functions. Of these, 105 are employed at our headquarters in Boston, Massachusetts and elsewhere in the United States, and the remainder are employed in the United Kingdom, Canada, Germany, Hong Kong, and China. From time to time, we also employ independent contractors and temporary employees to support our general and administrative functions, engineering and supply chain management. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Legal Proceedings

Super Vision International, Inc.

In March 2002, Super Vision International, Inc., or Super Vision, filed a lawsuit in the United States District Court for the Middle District of Florida seeking a declaratory judgment that certain of our patents are invalid, that Super Vision’s products do not infringe the patents in question, and that the patents are unenforceable. Super Vision subsequently amended the complaint to add claims for interference with prospective business relationships, trade disparagement and defamation.

In June 2002, we filed a lawsuit against Super Vision in the United States District Court for the District of Massachusetts. In this litigation, we alleged that certain products of Super Vision, including LED architectural lighting fixtures, pool lights and spa lights, infringe four of the patents at issue in Super Vision’s declaratory judgment action; this complaint has been amended to assert infringement of a fifth patent. Super Vision’s lawsuit in Florida was transferred by the court to the United States District Court for the District of Massachusetts. We moved for summary judgment that our patents are infringed, are valid and are enforceable, and also moved for summary judgment dismissing Super Vision’s claims for interference with prospective business relationships, trade disparagement and defamation.

On April 19, 2005, our motion for summary judgment regarding Super Vision’s claims against us for interference with prospective business relationships, trade disparagement and defamation was granted. On August 22, 2005, the District Court granted our other motions for summary judgment, finding that our patents in the suit are valid and infringed. The District Court also granted summary judgment rejecting Super Vision’s claims that we were guilty of inequitable conduct regarding our actions with the United States Patent and Trademark Office.

On May 12, 2006, we were awarded our attorney fees and costs in lieu of a trial for damages. On July 26, 2006 we requested fees and costs of approximately $1.6 million, and moved for final judgment and an injunction against further sales of the Super Vision products in the suit and variants of them.

Super Vision International, Inc. (High End)

On March 4, 2004, Super Vision announced that it had acquired from High End Systems a patent relating to variable color lighting systems. This patent expires September 6, 2008. On March 5, 2004, Super Vision filed a lawsuit in the United States District Court for the Middle District of Florida alleging that we have infringed the High End patent and seeking damages of $10.5 million. Super Vision’s High End patent lawsuit was subsequently transferred from Florida to the federal court in Massachusetts. On September 15, 2005, the Massachusetts District Court dismissed the lawsuit, determining that Super Vision was not the owner of the High End Patent and that it was, instead, simply a non-exclusive licensee, with no right to enforce the patent. The Court stated that the dismissal would not prejudice a new suit if Super Vision in the future acquired sufficient ownership rights to assert claims based on the patent.

On April 7, 2006, Super Vision filed a lawsuit in the United States District Court for the Eastern District of Texas again alleging that we have infringed the High End patent and seeking damages and an injunction.

On April 10, 2006, we filed a lawsuit in the United States District Court for the District of Massachusetts against High End Systems and Super Vision seeking a declaratory judgment that the High End patent is invalid, unenforceable, and not infringed by us.

We had previously investigated the High End patent and concluded that our products and technology do not infringe the patent. Accordingly, we believe that Super Vision’s High End patent lawsuit is without merit and intend to defend against it vigorously.

TIR Systems, Ltd.

In December 2003, we filed a lawsuit against TIR Systems Ltd, a Canadian corporation, in the United States District Court for the District of Massachusetts. In this litigation, we allege that certain products of TIR infringe three of our patents. Our complaint was later amended to add a fourth patent. TIR has filed counterclaims seeking declarations that its products do not infringe and that the patents are invalid. We believe that these claims by TIR are without merit. We have recently added four more patents to the suit and added breach of contract and theft of trade secret claims to our complaint. Fact discovery has recently concluded.

In January 2006, we filed a lawsuit against TIR in the Federal Court of Canada. In this litigation, we allege that several TIR Destiny products and TIR’s LEXEL technology infringe our Canadian patent.

MANAGEMENT

Our executive officers and directors and their ages as of October 25, 2006 are as follows:

	Age	Title

William J. Sims	46	President and Chief Executive Officer
David K. Johnson	45	Senior Vice President and Chief Financial Officer
Ihor A. Lys, Ph.D.	37	Chief Scientist
Fritz Morgan	35	Chief Technology Officer
George G. Mueller	36	Founder Chairman
John Abele	69	Director
Noubar Afeyan, Ph.D.	44	Director
Elisabeth Allison, Ph.D.	61	Director
Garo H. Armen, Ph.D.	53	Director
Michael Hawley, Ph.D.	44	Director
William K. O’Brien	62	Director
James F. O’Connor	65	Director

William J. Sims has served as our President and Chief Executive Officer since July 2005 and as a member of our Board of Directors since September 2001. From September 2001 until July 2005, Mr. Sims served as our President and Chief Operating Officer. Mr. Sims has also served as a director of the Consumer Electronics Association. Mr. Sims earned a B.A. in biological sciences from California State University, Fullerton.

David K. Johnson has served as our Senior Vice President and Chief Financial Officer since July 2005. From April 2004 until July 2005, Mr. Johnson served as our Chief Financial Officer and Treasurer. From 1998 until April 2004, Mr. Johnson served as our Vice President, Finance. Mr. Johnson earned a B.A. in economics from the College of the Holy Cross and an M.S. in accounting from Northeastern University.

Ihor A. Lys, Ph.D. co-founded Color Kinetics in 1997 and served as our Chief Technology Officer from our inception until April 2006, and has served as our Chief Scientist since April 2006. Mr. Lys also served as a member of our Board of Directors from 1997 to 2002. Mr. Lys has been instrumental in the development of our patented Chromacore and Chromasic technology. Mr. Lys earned a B.S., an M.S. and a Ph.D. in electrical and computer engineering from Carnegie Mellon University.

Fritz Morgan has served as our Chief Technology Officer since April 2006. From 2001 to April 2006, Mr. Morgan served as our Vice President, Engineering. He has been employed by us since 1998. Mr. Morgan earned a B.S. in physics from Clark University and an M.S. in electrical and computer engineering from Carnegie Mellon University.

George G. Mueller co-founded Color Kinetics in 1997, has served as the Chairman of our Board of Directors since our inception and is currently our Founder Chairman. From 1997 until July 2005, Mr. Mueller also served as our Chief Executive Officer. Mr. Mueller received dual undergraduate degrees in electrical and computer engineering and a minor in fine art from Carnegie Mellon University.

John Abele has served as a member of our Board of Directors since April 2005. Mr. Abele is the Founding Chairman of Boston Scientific Corporation, a worldwide developer of medical devices. Mr. Abele is also the owner of the Kingbridge Centre and Institute, a 120-room conference center in Ontario that provides special services and research to businesses, academia, and government. Mr. Abele is the Chairman of the Board of FIRST (For Inspiration and Recognition of Science and Technology) Foundation and is also a member of numerous not-for-profit boards. Mr. Abele received a B.A degree from Amherst College.

Noubar B. Afeyan, Ph.D. has served as a member of our Board of Directors since 1998. In 1999 Dr. Afeyan founded Flagship Ventures, a venture capital firm, where he has served as Managing Partner and, since 2002, as Chief Executive Officer. Dr. Afeyan is also a Senior Lecturer at the Massachusetts Institute of Technology’s Sloan School of Management and the Biological Engineering Division. Dr. Afeyan is a director of Antigenics, Inc. Dr. Afeyan received a B.S. in chemical engineering from McGill University and a Ph.D. in biochemical engineering from the Massachusetts Institute of Technology.

Elisabeth Allison, Ph.D. has served as a member of our Board of Directors since 2002 and has been our Lead Director since November 2005. Since 1995, Dr. Allison has been a senior partner in ANZI Ltd. and has also served as the chief business advisor and negotiator for the Harvard Medical School in its publishing and media ventures. Dr. Allison has served on the boards of three mutual funds of the Capital Research and Management Corporation since 1991. She has served as a director of Clear Path, LLC since 2005. Dr. Allison received an A.B. from Harvard College and a Ph.D. in Business Economics from the Harvard Business School and the Harvard Economics Department.

Garo H. Armen, Ph.D. has served as a member of our Board of Directors since 1998. Dr. Armen co-founded Antigenics Inc. in 1994, and has served as its Chairman of the Board and Chief Executive Officer since inception. Dr. Armen also served as Antigenics’ President until 2002. Dr. Armen also served as Elan’s Chairman from July 2002 until 2004. Since 1990, Dr. Armen has also been the managing general partner of Armen Partners, L.P., an investment partnership. Dr. Armen received his Ph.D. in physical chemistry from the City University of New York.

Michael Hawley, Ph.D. has served as a member of our Board of Directors since 1998. Dr. Hawley is a director of Eastman Kodak Company. Dr. Hawley was Director of Special Projects at MIT until 2005 and visiting Director of the FedEx Institute of Technology at the University of Memphis in 2006. Dr. Hawley served as The Alex W. Dreyfoos Assistant Professor of Media Technology at the Massachusetts Institute of Technology Media Lab from 1993 to 2003. Dr. Hawley holds a B.S./B.A. degree in music and computer science from Yale University and received a Ph.D. in Media Technology from the Massachusetts Institute of Technology.

William K. O’Brien has served as a member of our Board of Directors since November 2005. Mr. O’Brien served as a Director and Chief Executive Officer of Enterasys Networks, Inc. from April 2002 until February 2005, and as Executive Chairman from February 2005 until March 2006. Mr. O’Brien served as a director of Brocade Communication Systems, Inc. from August 2004 until January 2005. Prior to his service with Enterasys, Mr. O’Brien held several senior management positions in the United States and globally with PricewaterhouseCoopers.

James F. O’Connor has served as a member of our Board of Directors since June 2004. Since 1998, Mr. O’Connor has been a Managing Director and Chief Executive Officer of The Chartwell Company, a merchant and investment banking firm. Mr. O’Connor is a certified public accountant. Mr. O’Connor received a B.S. from Boston College and was a Rotary International Foundation Fellow at the Swiss School of Economics.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Cree, Inc., which is a selling stockholder in this offering, as of October 25, 2006 owned a total of 1,795,660 shares of our common stock, representing approximately 9.6% of our outstanding capital stock. We purchased LEDs from Cree for aggregate amounts of approximately $766,000 during 2004, $3.5 million during 2005 and $3.0 million during the nine months ended September 30, 2006. We believe the terms of our purchases from Cree have been no less favorable to us than those we could have obtained from an unaffiliated party.

MARKET PRICE INFORMATION FOR OUR COMMON STOCK

Our common stock trades on the Nasdaq Global Market under the symbol CLRK. The following table sets forth, for the periods indicated, the range of high and low trading prices for our common stock. Trading of our common stock commenced on June 22, 2004, following completion of our initial public offering.

	High	Low
Year Ended December 31, 2004
Second Quarter	$10.40	$9.27
Third Quarter	17.47	8.15
Fourth Quarter	19.80	11.83

Year Ended December 31, 2005
First Quarter	$18.05	$9.76
Second Quarter	13.54	9.00
Third Quarter	17.33	10.25
Fourth Quarter	17.20	11.84

Year Ending December 31, 2006
First Quarter	$22.87	$14.34
Second Quarter	23.60	14.05
Third Quarter	19.98	15.20
Fourth Quarter (through November 9, 2006)	21.74	17.12

As of October 25, 2006, our common stock was held by approximately 90 shareholders of record. We have not declared or paid cash dividends on our common stock and do not plan to pay cash dividends to our shareholders in the near future.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of October 25, 2006, with respect to the beneficial ownership of shares of our common stock by:

•	each person or entity known by us to own beneficially more than five percent of our common stock;

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

With respect to the selling stockholders, all information contained in the table below is based upon the information provided to us by the selling stockholders, and we have not independently verified this information.

In accordance with SEC rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares for which the person or entity has the right to acquire beneficial ownership within 60 days after October 25, 2006 through the exercise of any option, warrant or otherwise. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. Percentage of beneficial ownership owned before the offering is based on 18,639,202 shares of common stock outstanding as of October 25, 2006. Percentage of beneficial ownership owned after the offering is based on the 18,639,202 shares of common stock outstanding as of October 25, 2006, 2,000,000 shares of common stock to be sold by us in the offering, and 550,203 shares to be issued upon exercise of options and warrants by the selling stockholders, in each case assuming no exercise of the underwriters’ option. All shares included in the “Right to Acquire” columns represent shares subject to outstanding stock options or warrants that are exercisable within 60 days after October 25, 2006. The address of our executive officers, directors, Kevin J. Dowling and the Noubar Afeyan and Anna Afeyan Foundation is in care of Color Kinetics Incorporated, 10 Milk Street, Suite 1100, Boston, Massachusetts 02108.

					Shares
	Shares Beneficially				Offered	Shares to be Beneficially
	Owned Before Offering				For Sale	Owned After Offering
		Right to			Under This		Right to
	Outstanding	Acquire	Total	Percent	Prospectus	Outstanding	Acquire	Total	Percent

5% stockholders, directors and executive officers:

Cree, Inc. (1)	1,795,660	—	1,795,660	9.63%	575,000	1,220,660	—	1,220,660	5.76%

FMR Corp. (2)	1,561,400	—	1,561,400	8.38%	—	1,561,400	—	1,561,400	7.37%

George G. Mueller (3)	1,245,520	45,039	1,290,559	6.91%	275,000	970,520	45,039	1,015,559	4.78%

S.A.C. Capital Advisors, LLC (4)	1,199,267	—	1,199,267	6.43%	—	1,199,267	—	1,199,267	5.66%

Royce & Associates, LLC (5)	1,165,700	—	1,165,700	6.25%	—	1,165,700	—	1,165,700	5.50%

Ihor A. Lys, Ph.D. (6)	1,062,000	75,000	1,137,000	6.08%	225,000	887,000	25,000	912,000	4.30%

Garo H. Armen, Ph.D. (7)	314,423	316,545	630,968	3.33%	190,000	314,423	126,545	440,968	2.07%

Elisabeth Allison Ph.D. (8)	524,996	55,000	579,996	3.10%	—	524,996	55,000	579,996	2.73%

Noubar B. Afeyan, Ph.D. (9)	83,062	316,670	399,732	2.11%	192,000	82,657	125,075	207,732	*

William J. Sims (10)	—	322,499	322,499	1.70%	65,000	—	257,499	257,499	1.20%

David K. Johnson (11)	21,392	160,500	181,892	*	40,000	—	141,892	141,892	*

Michael Hawley (12)	55,911	70,000	125,911	*	—	55,911	70,000	125,911	*

Frederick M. Morgan (13)	—	116,475	116,475	*	15,000	—	101,475	101,475	*

Kevin J. Dowling, Ph.D. (14)	623	85,923	86,546	*	20,000	623	65,923	66,546	*

John Abele (15)	57,915	18,063	75,978	*	—	57,915	18,063	75,978	*

James F. O’Connor (16)	—	23,750	23,750	*	—	—	23,750	23,750	*

Noubar Afeyan and Anna Afeyan Foundation (17)	12,000	—	12,000	*	12,000	—	—	—	—

William O’Brien (18)	1,568	10,306	11,874	*	—	1,568	10,306	11,874	*

All current directors and executive officers as a group (12 persons)	3,366,787	1,529,847	4,896,634	26.08%	1,002,000	2,894,990	999,644	3,894,634	18.32%

*	Less than one percent.

(1)	Based on information contained in an amendment to a report on Schedule 13G, filed with the Securities and Exchange Commission on February 13, 2006. Cree, Inc. is one of our principal suppliers of LEDs. See the section titled “Certain Relationships and Related Party Transactions.” The address of Cree, Inc. is 4600 Silicon Drive, Durham, North Carolina 27703-8475.

(2)	Based on information contained in an amendment to a report on Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2006. The amended report states that:

• FMR Corp. has beneficial ownership of all of the shares listed in the table, has no voting power with respect to all of the shares listed in the table and has sole dispositive power with respect to all of the shares listed in the table;

• Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of all of the shares listed in the table as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940;

• The ownership of one such investment company, Fidelity Growth Company Fund, amounts to 1,561,400 shares or 8.47% of the outstanding shares;

• Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Fidelity funds each has sole power to dispose of all of the shares listed in the table;

• Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

• Neither FMR Corp. nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees.

The address of the beneficial holder is 82 Devonshire Street, Boston, Massachusetts 02109.

(3)	Mr. Mueller co-founded Color Kinetics in 1997, has served as the Chairman of our Board of Directors since our inception and is currently our Founder Chairman. From 1997 until July 2005, Mr. Mueller served as our Chief Executive Officer.

(4)	Based on information contained in an amendment to a report on Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2006. The report states that:

• The 13G was filed by: (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to the shares listed in the table beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”) and S.A.C. MultiQuant, LLC (“SAC MultiQuant”); (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to the shares listed in the table beneficially owned by SAC Capital Associates and SAC MultiQuant; (iii) SAC Capital Associates with respect to the shares listed in the table beneficially owned by it; and (iv) Steven A. Cohen with respect to the shares listed in the table beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates and SAC MultiQuant.

• SAC Capital Associates has beneficial ownership of all of the shares listed in the table, has shared voting power with respect to all of the shares listed in the table and has shared dispositive power with respect to all of the shares listed in the table;

• SAC Capital Management has beneficial ownership of all of the shares listed in the table, has shared voting power with respect to all of the shares listed in the table and has shared dispositive power with respect to all of the shares listed in the table;

• SAC Capital Advisors has beneficial ownership of all of the shares listed in the table, has shared voting power with respect to all of the shares listed in the table and has shared dispositive power with respect to all of the shares listed in the table;

• Steven A. Cohen has beneficial ownership of all of the shares listed in the table, has shared voting power with respect to all of the shares listed in the table and has shared dispositive power with respect to all of the shares listed in the table; and

• SAC Capital Advisors, SAC Capital Management, and Mr. Cohen own directly no shares. Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC MultiQuant and SAC Capital Associates. Mr. Cohen controls both SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially all of the shares listed in the table. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

The address of the beneficial holder is 72 Cummings Point Road, Stamford, Connecticut 06902

(5)	Based on information contained in an amendment to a report on Schedule 13G, filed with the Securities and Exchange Commission on January 12, 2006. The report states that Royce & Associates, LLC has sole voting and dispositive power with respect to the shares listed in the table. The address of the beneficial owner is 1414 Avenue of the Americas, New York, New York 10019.

(6)	Dr. Lys has served as our Chief Scientist since April 2006. Dr. Lys co-founded our company and served as our Chief Technology Officer from our inception to April 2006.

(7)	Dr. Armen has served as our Director since 1998. Includes 261,545 shares issuable upon exercise of certain warrants that are fully vested. Includes 313,810 shares beneficially held by Armen Partners, L.P., of which Dr. Armen is the Managing General Partner. Dr. Armen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, if any.

(8)	Dr. Allison has served as a member of our Board of Directors since 2002 and has been our Lead Director since November 2005. Includes 517,841 shares beneficially held by Graham T. Allison Jr., the spouse of Dr. Allison. Dr. Allison disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein, if any.

(9)	Dr. Afeyan has served as our Director since 1998. Includes 261,670 shares issuable upon exercise of certain warrants that are fully vested.

(10)	Mr. Sims has served as our President and Chief Executive Officer since July 2005 and as a Director since September 2001. From September 2001 to July 2005 he served as our President and Chief Operating Officer.

(11)	Mr. Johnson has served as our Senior Vice President and Chief Financial Officer since July 2005. From April 2004 to July 2005, Mr. Johnson served as our Chief Financial Officer and Treasurer. From 1998 to April 2004, he served as our Vice President, Finance.

(12)	Mr. Hawley has served as our Director since 1998.

(13)	Mr. Morgan has served as our Chief Technology Officer since April 2006, and from 2001 to April 2006 was our Vice President, Engineering.

(14)	Dr. Dowling has served as our Vice President, Strategic Technologies since 2001.

(15)	Mr. Abele has served as our Director since April 2005.

(16)	Mr. O’Connor has served as our Director since June 2004.

(17)	Our director, Noubar Afeyan, is a Trustee of the Noubar Afeyan and Anna Afeyan Foundation. Dr. Afeyan disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, if any.

(18)	Mr. O’Brien has served as our Director since April 2005.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., CIBC World Markets Corp., ThinkEquity Partners LLC, and Canaccord Adams Inc. have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. Deutsche Bank Securities Inc. is acting as a sole book-running manager and as representative of the underwriters named below.

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.	1,912,770
CIBC World Markets Corp.	757,890
ThinkEquity Partners LLC	541,350
Canaccord Adams Inc.	396,990

Total	3,609,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased. We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.627 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

Certain of the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 541,350 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. Certain selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,609,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 5.5% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees
	Fee Per	Without Exercise of	With Full Exercise of
	Share	Over-Allotment Option	Over-Allotment Option

Discounts and commissions paid by us	$1.045	$2,090,000	$2,090,000
Discounts and commissions paid by the selling stockholders	$1.045	$1,681,405	$2,247,116

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $250,000.

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and certain of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of the final prospectus relating to the offering without the prior written consent of Deutsche Bank Securities Inc., CIBC World Markets Corp., ThinkEquity Partners LLC, and Canaccord Adams Inc., subject to extension in specified circumstances. This consent may be given at any time without public notice. Subject to certain limitations, these restrictions do not apply to:

•	transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering;

•	transfers or dispositions made during the lock-up period in the case of gifts or for estate planning purposes or a distribution to partners, members or stockholders where the transferee or donee signs a lock-up agreement.

There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.

We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our equity incentive plans.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’

option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering. The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on Internet web sites maintained by one or more of the representatives of the underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Foley Hoag LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Color Kinetics Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed this prospectus supplement and a registration statement on Form S-3 with the SEC under the Securities Act with respect to the common stock we are offering under this prospectus supplement. This prospectus supplement does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus supplement, we refer you to the registration statement and the exhibits filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s website at http://www.sec.gov.

The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus supplement, while information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

We incorporate by reference into the registration statement and this prospectus supplement the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus supplement but prior to the termination of the offering of the securities covered by this prospectus supplement, except in each case for information contained in any such filing where we indicate that such information is being furnished and is not to be considered “filed” under the Securities Exchange Act of 1934, as amended.

Except as expressly set forth below, the following documents filed with the Securities and Exchange Commission are incorporated by reference in this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 15, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 filed with the Securities and Exchange Commission on May 10, 2006, August 9, 2006, and October 31, 2006 respectively;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 14, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A12G filed with the Securities and Exchange Commission on June 15, 2004, including all amendments and reports filed for the purpose of updating such information.

Information furnished to the Securities and Exchange Commission under Item 2.02 or Item 7.01 in Current Reports on Form 8-K, and any exhibit relating to such information, filed prior to, on or subsequent to the date of this prospectus supplement is not incorporated by reference into the registration statement or this prospectus supplement.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Color Kinetics Incorporated, Attention: Investor Relations Manager, 10 Milk Street, Suite 1100, Boston, Massachusetts 02110. Our telephone number is (617) 423-9999.

PROSPECTUS

$100,000,000

Common Stock

We and our stockholders may from time to time offer up to $100,000,000 in aggregate offering price of our common stock, in amounts, at prices and on terms that we will determine at the time of such offering. When we or our stockholders offer securities, we will provide the specific terms of such offerings in supplements to this prospectus. The prospectus supplement relating to sales by any of our stockholders will identify the selling stockholders, and state the number of shares to be sold by each. We and our stockholders may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis.

Our common stock is traded on the Nasdaq Global Market under the symbol “CLRK.” The last reported sale price of our common stock on the Nasdaq Global Market on October 12, 2006 was $21.50 per share. We will apply to list any shares of common stock to be sold under this prospectus and any prospectus supplement on the Nasdaq Global Market.

Investing in our securities involves risk. Risks associated with an investment in our securities are described in the applicable prospectus supplement, and in our filings with the Securities and Exchange Commission, as described under “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 31, 2006

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even if this prospectus and any accompanying prospectus supplement is delivered or common stock sold on a later date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we or our stockholders may sell the securities described in this prospectus from time to time and in one or more offerings.

This prospectus provides you with a general description of our common stock. Each time we or our stockholders sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of that sale. The supplement may also add or update information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. You should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Color Kinetics,” “we,” “us,” “our” or similar references mean Color Kinetics Incorporated.

We use the following marks, among others, in connection with the sale or license of our products and technology: Chromacore, Chromasic, CK, Color Kinetics, the Color Kinetics logo, ColorBlast, ColorBlaze, ColorBurst, ColorCast, ColorPlay, ColorScape, DIMand, Direct Light, EssentialWhite, eW, iColor, iColor Cove, IntelliWhite, iPlayer, iW, Light Without Limits, Lumacore, Optibin, Powercore, Quick Play, Sauce, the Sauce by Color Kinetics logo, and Smartjuice. We have registered or applied for registration of these marks in the United States and, in certain cases, other countries around the world.

ABOUT COLOR KINETICS INCORPORATED

We design, market and license LED lighting systems. We outsource the manufacture of our systems to contract manufacturers, primarily in Asia. We operate in two principal lines of business:

•	Lighting systems: we offer intelligent LED lighting systems sold under the Color Kinetics brand for installation in lighting projects where their use has been specified, typically by a designer or architect. We also similarly sell, under the Color Kinetics brand, simplified LED lighting systems for broader categories of the lighting market.

•	OEM and licensing: we offer a standard line of LED lighting modules, custom and basic components and other products that can be incorporated by manufacturers in products sold under their own brands. We also license access to our intellectual property portfolio.

We sell our lighting systems and OEM products through our direct sales force and through distributors and manufacturer’s representatives in North America, Asia, Europe, Latin America and the Middle East. Outside North America, value added resellers (“VARs”) can function as both manufacturer’s representatives and distributors. In a typical lighting systems sale, our direct sales force, in cooperation with a distributor, dealer, manufacturer’s representative, or VAR, works with a lighting designer, architect or other specifier to have our system “designed in” to a particular project. Typically, this is followed by a bid process in which pricing and other terms are negotiated with the project owner or owner’s representative. When the project has reached the appropriate stage, our product is shipped, typically to a distributor, which purchases the system from us and, in turn, sells it to the project owner or its electrical contractor for installation.

We refer smaller North American lighting systems orders (generally those having a value less than $10,000), as well as certain orders for specified regions of the Canadian marketplace, to a distributor, Color Kinetics Distribution, Inc., which is not affiliated with us.

We sell our OEM products primarily through our direct sales force and, in certain cases, manufacturer’s representatives or distributors with strong industry relationships and expertise in a particular vertical market. In a typical OEM sales cycle, our direct sales personnel first work with a manufacturer to qualify our systems for incorporation into one or more of its products. Initially, the manufacturer may purchase only small quantities of our system. Once a product incorporating our system is introduced and successfully marketed by our OEM customer, purchases of our OEM products in larger volumes may occur.

To date, we have targeted our sales and marketing primarily in high performance lighting markets, such as architectural, retail and entertainment lighting and hospitality. In these markets, our customers value highly the flexibility, performance and control that our intelligent LED lighting systems offer. As the performance and cost-effectiveness of LEDs, particularly white light LEDs, continue to improve, we believe that LED lighting will increasingly displace traditional lighting technology in applications beyond high performance lighting markets.

We were incorporated in Delaware in 1997. Our principal executive offices are located at 10 Milk Street, Boston, Massachusetts 02108. Our telephone number is (617) 423-9999 and our website address is www.colorkinetics.com Information contained in our website is not a part of this prospectus.

RISK FACTORS

Before making an investment decision, you should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reports are incorporated by reference herein. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING INFORMATION

This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein may contain forward-looking statements and information, which are subject to risks and uncertainties. These forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance or products, underlying assumptions and other statements which are other than statements of historical facts, and may be identified by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “estimates,” “believes,” “contemplates,” “predicts,” “projects,” “continue” and other similar terminology or the negative of these terms. Risks and uncertainties that may cause actual results to differ materially from those predicted or estimated in any such forward-looking statement include those noted in “Risk Factors” above and in any applicable prospectus supplement, and in the documents incorporated by reference herein. Except as required by law, we undertake no obligation to update any forward-looking statements we make.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of the securities for general corporate purposes, including possible acquisitions of assets or businesses, for increased research and development, product development and marketing expenses related to the expansion of our product line, including new “white light” products, for capital expenditures and for working capital. When particular securities are offered, the prospectus supplement relating thereto will set forth our intended use of the net proceeds we receive from the sale of the securities. Pending the application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities, or guaranteed obligations of the United States or its agencies.

We will not receive any proceeds from any sale by selling stockholders of securities that may be offered by them pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is qualified in its entirety by reference to applicable provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws, the complete text of which are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized and outstanding capital stock

Our authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of September 30, 2006, there were 18,615,941 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive their proportionate share of dividends, if any, declared from time to time by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any preferred stock then outstanding. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to their proportionate share of all assets remaining after payment of liabilities, after taking into consideration the prior distribution rights of any preferred stock then outstanding. Common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, without stockholder approval, from time to time to issue up to 5,000,000 shares of preferred stock in one or more series, each of the series to have whatever rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, that the board of directors may determine. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. Our board of directors has not designated any series of our preferred stock, and we have no current plans to issue any shares of preferred stock.

Warrants

As of September 30, 2006, we had outstanding warrants to purchase up to 147,462 shares of our common stock at an exercise price of $2.98 per share and outstanding warrants to purchase up to 405,628 shares of our common stock at an exercise price of $2.38 per share. These warrants will expire on November 4, 2008.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our certificate of incorporation and by-laws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or some of our officers. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Our certificate of incorporation and by-laws also provide that our board of directors will be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and its telephone number is (800) 937-5449. Our common stock is listed and traded on the Nasdaq Global Market under the symbol “CLRK.”

SELLING STOCKHOLDERS

The selling stockholders may be our directors, executive officers, former directors, employees, former employees or other holders of our common stock. The common stock to be sold by the selling stockholders may include shares that were issued in one or more of the following transactions (except as otherwise stated, each of the sales described below was completed without registration under the Securities Act in reliance upon exemptions under Section 4(2) of the Securities Act, under Rule 506 of Regulation D under the Securities Act or under Rule 701 under the Securities Act):

•	We sold shares of our Series A, Series B, Series C, Series D, Series D-1, Series E and Series F redeemable convertible preferred stock, or preferred stock, in private placements to accredited investors in December 1998, December 1999, December 2000, March 2001, December 2001, February 2002, January 2004 and February 2004. All outstanding shares of our preferred stock were converted to shares of our common stock in connection with our initial public offering in June 2004.

•	At various times from our inception through June 2004, we issued and sold shares of common stock to our employees, directors, advisors and consultants upon the exercise of options previously granted to them.

•	At various times from June 2004 through the date of this prospectus, we issued and sold shares of common stock to our employees , directors, advisors and consultants, in transactions registered on Form S-8, upon the exercise of options previously granted to them or pursuant to our 2004 Employee Stock Purchase Plan.

The prospectus supplement for any offering of common stock by selling stockholders will include the following information:

•	the names of the selling stockholders;

•	the nature of any position, office or other material relationship which each selling stockholder has had within the last three years with us or any of our predecessors or affiliates;

•	the number of shares held by each of the selling stockholders before and after the offering;

•	the percentage of the common stock held by each of the selling stockholders before and after the offering; and

•	the number of shares of our common stock offered by each of the selling stockholders.

The following table sets forth information concerning certain of our directors and officers who may offer shares of common stock that are issuable to them pursuant to the exercise of vested stock options or warrants that are now held by them. Amounts indicated under the heading “Shares Offered for Sale under this Prospectus” are maximums, and the persons indicated may offer fewer than the number of shares indicated. All of the information set forth in the table has been provided by or on behalf of the selling stockholders and, to our knowledge, is true and correct as of the date of this table. Information about the selling stockholders may change over time. Any changed information supplied to us will be set forth in future prospectus supplements.

	Shares Beneficially
	Owned		Shares Offered	Shares Beneficially Owned
	Before Offering		for Sale under	After Offering
Name	Number(1)	Percentage(2)	this Prospectus(3)	Number	Percentage(4)

William J. Sims(5)	316,249	1.7%	65,000	251,249	1.3%
David K. Johnson(6)	169,703	*	40,000	129,703	*
Ihor A. Lys, Ph.D.(7)	1,133,874	6.1	170,000	963,874	5.2
Frederick M. Morgan(8)	104,130	*	15,000	89,130	*
Ellen W. Bossert(9)	10,561	*	10,000	561	*
Kevin J. Dowling, Ph.D.(10)	79,358	*	20,000	59,358	*
Raymond M. Letasi(11)	12,168	*	1,231	10,937	*
Philip A. O’Donnell(12)	7,500	*	7,500	—	—
Noubar B. Afeyan, Ph.D.(13)	399,732	2.1	261,670	138,062	*
Garo H. Armen, Ph.D.(14)	630,968	3.3	261,545	369,423	2.0

*	Less than one percent.

(1)	Includes shares issuable upon exercise of outstanding stock options and warrants that are exercisable within 60 days of the date of this table.

(2)	Percentage of beneficial ownership based on 18,615,941 shares of our common stock outstanding as of September 30, 2006.

(3)	Amount indicated is a maximum. The selling stockholder may offer fewer than the number of shares indicated.

(4)	Percentage of shares beneficially owned after the offering is based on 18,615,941 shares of our common stock outstanding as of September 30, 2006, less the maximum number of shares to be offered by the selling stockholders named in the table.

(5)	Mr. Sims has served as our President and Chief Executive Officer since July 2005 and as a Director since September 2001. From September 2001 to July 2005 he served as our President and Chief Operating Officer. Includes 316,249 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 293,751 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(6)	Mr. Johnson has served as our Senior Vice President and Chief Financial Officer since July 2005. From April 2004 to July 2005, Mr. Johnson served as our Chief Financial Officer and Treasurer. From 1998 to April 2004, he served as our Vice President, Finance. Includes 148,311 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 65,939 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(7)	Dr. Lys has served as our Chief Scientist since April 2006. Dr. Lys co-founded our company and served as our Chief Technology Officer from our inception to April 2006. Includes 71,874 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 28,126 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(8)	Mr. Morgan has served as our Chief Technology Officer since April 2006, and from 2001 to April 2006 was our Vice President, Engineering. Includes 104,130 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 56,252 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(9)	Ms. Bossert has served as our Vice President, Marketing since September 2005. Includes 10,000 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 30,000 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(10)	Dr. Dowling has served as our Vice President, Strategic Technologies since 2001. Includes 78,735 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 37,814 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(11)	Mr. Letasi has served as our Vice President, Asia Pacific Lighting Systems Sales since April 2006. From October 2003 to April 2006, he served as our Regional Vice President, Europe, Latin America and the Middle East. Includes 12,169 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 28,731 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(12)	Mr. O’Donnell has served as our Vice President, Americas, Europe and Middle East Lighting Systems Sales since April 2006. From September 2005 to March 2006, he served as our Vice President, North American Lighting Systems Sales. Includes 7,500 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 32,500 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(13)	Dr. Afeyan has served as our Director since 1988. Includes 261,670 shares issuable upon exercise of a warrant that is fully vested. Also includes 55,000 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes 1,057 shares issuable to Dr. Afeyan under our 2005 Deferred Compensation Plan. Excludes an additional 10,000 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

(14)	Dr. Armen has served as our Director since 1988. Includes 261,545 shares issuable upon exercise of a warrant that is fully vested. Includes 313,810 shares beneficially held by Armen Partners, L.P., of which Mr. Armen is the Managing General Partner. Mr. Armen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, if any. Also includes 5,500 shares issuable upon exercise of options that are exercisable within 60 days of the date of this table. Excludes an additional 10,000 shares issuable upon exercise of options that will vest more than 60 days after the date of this table.

PLAN OF DISTRIBUTION

By Us

We may sell the securities from time to time in one or more transactions:

•	through one or more underwriters or dealers;

•	directly to purchasers;

•	through agents; and

•	through a combination of any of these methods of sale.

We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and

•	at negotiated prices.

We will describe the method of distribution of each offering of securities in the applicable prospectus supplement.

We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations in the related supplement to this prospectus.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers as their agents in connection with the sale of the securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933, as amended, or the Securities Act. As a result, discounts, commissions or profits on resale received by underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

In connection with the offering of certain offered securities, certain persons participating in such offering may engage in transactions that stabilize, maintain or otherwise affect the market prices of such offered securities of our other securities, including stabilizing transactions, syndicate covering transactions and the imposition of penalty bids. Specifically, such persons may overallot in connection with the offering and may bid for and purchase the offered securities in the open market.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

By the Selling Stockholders

The selling stockholders may offer and sell shares directly from time to time. The selling stockholders may transfer, devise or gift shares by other means. Selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon the available exemptions under the Securities Act, such as Rule 144, provided that such transactions satisfy the requirements of one of these exemptions.

Alternatively, the selling stockholders from time to time may offer shares through brokers, dealers, agents or underwriters. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved and will be in amounts to be negotiated in connection with the sale.

The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In addition, if the selling stockholders are limited liability companies or limited partnerships they may, in the future, distribute their shares to their members or certain other permitted transferees, which may likewise further distribute such shares. Distributed shares may later be sold by such members or other transferees, or by any of their respective distributees.

In order to comply with certain states’ securities laws, if applicable, the shares will be sold in certain jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

The selling stockholders may act independently of us in making decisions with respect to the timing, manner and size of each sale, subject to certain contractual limitations. The selling stockholders may sell all or a portion of the shares from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the shares by one or more of the following methods:

•	through one or more underwriters or dealers;

•	directly to purchasers;

•	through agents; and

•	through a combination of any of these methods of sale.

In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

The Exchange Act and the anti-manipulation rules under the Exchange Act apply to the sales of shares in the market and to the activities of the selling stockholders and their affiliates. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of securities by the selling stockholders and their affiliates in a distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity engaged in a distribution to engage in market-making activities in the shares.

Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for any discounts, commissions and concessions.

We have agreed to indemnify in certain circumstances certain of the selling stockholders against certain liabilities, including liabilities under the Securities Act. Certain of the selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

There can be no assurance that any selling stockholders will sell, or be entitled to sell, any or all of the shares of common stock offered hereunder.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Foley Hoag LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Color Kinetics Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus, we refer you to the registration statement and the exhibits filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the Securities and Exchange

Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s website at http://www.sec.gov.

The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus, while information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus, except in each case for information contained in any such filing where we indicate that such information is being furnished and is not to be considered “filed” under the Securities Exchange Act of 1934, as amended.

Except as expressly set forth below, the following documents filed with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 15, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 filed with the Securities and Exchange Commission on May 10 and August 9, 2006, respectively;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 14, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2006;

•	the description of our common stock contained in our registration statement on Form 8-A12G filed with the Securities and Exchange Commission on June 15, 2004, including all amendments and reports filed for the purpose of updating such information.

Information furnished to the Securities and Exchange Commission under Item 2.02 or Item 7.01 in Current Reports on Form 8-K, and any exhibit relating to such information, filed prior to, on or subsequent to the date of this prospectus is not incorporated by reference into this prospectus.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Color Kinetics Incorporated, Attention: Investor Relations Manager, 10 Milk Street, Suite 1100, Boston, Massachusetts 02110. Our telephone number is (617) 423-9999.

Color Kinetics intelligent LED lighting systems offer control, flexibility, scalability and design freedom, creating striking visual effects and providing reliable, robust performance. Our systems have been specified by lighting designers, interior designers and architects for installations in thousands of high-profile user sites around the world. We also offer simplified LED lighting products, such as MR16 replacement lamps, for common applications that don't require advanced control.

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BiVi

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1 Bivi Fukuoka, Fukuoka, Japan
2 Bostonian, Multiple U.S. Locations
3 LightWall, Milan, Italy
4 Hollywood Bowl, Hollywood, CA
5 Target Interactive Breezeway at Rockefeller Center, New York, NY
6 Taishin Bank Tower, Taipei, Taiwan
7 Prow Sculpture, Time Warner Center New York, NY
8 Park Hyatt Dubai Dubai, United Arab Emirates
9 Le Rêve at the Wynn Theatre Las Vegas, NV

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The intelligent LED lighting systems that are incorporated in the lighting installations shown on these pages were supplied by Color Kinetics. The installations were designed and installed by our customers, or by third party lighting designers and contractors, and include structural and decorative elements not supplied by us. We do not provide lighting design or installation services. None of the installations depicted accounted for more than 10 percent of our total revenue in any of the last three years.

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide different information. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement and information filed with the Securities and Exchange Commission and incorporated by reference herein is accurate only as of the respective dates specified therein, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

3,609,000 Shares

Common Stock

Deutsche Bank Securities
(Sole Book-Running Manager)
CIBC World Markets
ThinkEquity Partners LLC
Canaccord Adams

Prospectus Supplement

November 10, 2006